As filed with the Securities and Exchange Commission on _______, 2004 **Registration No. 333-111552**

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2/A

Amendment 5

Deleted: 4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SINOPHARM INC.

(Exact name of Registrant as specified in its charter)

Nevada	**2834**	**98-0396540**
(State or other jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Number)**	**(IRS Employer Identification Number)**

152-11782 River Road
Richmond, B.C., Canada V6X 1Z7
(604) 303-9180
FAX (604) 303-9170
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

State Agent & Transfer Syndicate, Inc.
202 N. Curry Street, Suite 100
Carson City, Nevada 89703-4121
(775) 882-1013
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Approximate date of commencement of proposed sale of the securities to public: Promptly after the Registration Statement becomes effective and on a continuous basis for up to 180 days from the effective date or until earlier completion or termination. . If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security to be Registered	Amount to be Registered	Offering Price	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	3,000,000 shares	$1.00 per share	$3,000,000	$243

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act") or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SINOPHARM INC.

3,000,000 Shares of Common Stock

This prospectus relates to the offer and sale of up to 3,000,000 shares of common stock of SinoPharm Inc. at the price of $1.00 per share. We are selling the Shares on a self-underwritten, no minimum basis for a period of 180 days from the effective date of the prospectus, being the date appearing below. Our officers, on a "best efforts" basis, are selling the offering. There is no minimum purchase requirement. We will not use an underwriter or securities dealer and there are no arrangements to place any funds in escrow, trust or similar account with regard to this offering. No commissions are intended.

Our common stock is not currently listed or quoted on any quotation medium. There can be no assurance that our common stock will ever be quoted on any quotation medium or that any trading market for our common stock will ever develop.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF ALL MATERIAL RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK.

The following summarizes ~~the proceeds that we expect to receive from the offering~~.

	Per share	Total proceeds
Subscription price	$1.00	$3,000,000
Fees and commissions	—	—
Proceeds to SinoPharm Inc. *	$1.00	$3,000,000

* Before deducting offering expenses, consisting of legal and accounting fees, printing and distribution, and filing fees, estimated to total approximately $42,600.

The date of this prospectus is ________, 2004.

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY

The following is a summary of the offering. The shares offered hereby are speculative and involve a high degree of risk. Each prospective investor should carefully review the entire prospectus, the financial statements and all exhibits and documents referred to therein. See "Risk Factors."

SinoPharm Inc.

Our common stock is not listed on any recognized exchange or quoted on any quotation medium. There are no plans, proposals, arrangements or understandings with any persons concerning the development of a trading market in our common stock.

Unless the context otherwise requires "we," "our," "us," or the "Company," refers to SinoPharm Inc., a Nevada corporation. Our wholly owned subsidiary is Sino Pharmaceuticals Corporation, a British Columbia, Canada corporation. Our principal executive offices are located at 152-11782 River Road, Richmond, B.C., Canada V6X 1Z7, and our telephone number is (604) 303-9180.

Summary of Our Business

SinoPharm acquired Sino Pharmaceuticals Corporation on March 31, 2003. We are a research-based pharmaceuticals company. We specialize in the development and production of generic pharmaceuticals, which are bio-equivalent copies of brand name drugs whose patents have recently expired or will soon be expiring. We also plan to engage in the research, development and commercialization of novel, patentable pharmaceuticals. Our generic products have all been originally developed in China, and have been licensed to us for development in North America, whereas our novel cardiovascular drug, SP-100, has been developed in-house. Our pharmaceuticals are directed to the cardiovascular, oncology and diabetes therapeutic areas. Prior to the acquisition of Sino Pharmaceuticals Corporation, we had no assets or business operations.

We currently derive income primarily from the proceeds of the sale of our Paclitaxel bulk active pharmaceutical ingredient, medaxol, to manufacturers of finished dosage Paclitaxel. A bulk active pharmaceutical ingredient (API) is the powdered pharmaceutical ingredient which then must be formulated with other non-active (inert) ingredients, in order to be tabletted or encapsulated into the dosage ready pharmaceutical. Our principal customers for our medaxol are Living Synergy Inc. and King Ventures Ltd. The principal supplier for our ingredients is Chengzhi Life Science Company Ltd. We also purchase ingredients from Living Synergy Inc., and Kaneka Corporation.

Deleted:

Summary of the Offering

Securities Offered.. 3,000,000 shares of common stock.

Capital Stock Outstanding
    Common stock outstanding prior to offering . 2,000,000 shares (1)
    Common stock outstanding after offering ..... 5,000,000 shares (2)

Use of Proceeds .... SinoPharm will receive the proceeds of the proposed sale of up to 3,000,000 shares of its common stock at the rate of $1.00 per share. SinoPharm estimates that the offering expenses, consisting of accounting fees, legal fees, filing fees, and printing, will be $42,600. A substantial part of the proceeds are not allocated for any specific purpose. The principal purposes of this offering are to create a public market for our common stock and to facilitate future access by us to public markets, and to raise working capital. We expect to use the net proceeds from this offering to commence manufacturing of our medaxol at an U.S. FDA and Canadian Health Protection Bureau (HPB) approved manufacturing facility, conduct research and development, including clinical trials, product marketing and commercialization programs on our other pharmaceutical products, and for general corporate purposes, including working capital. See "Use of Proceeds."

Plan of Distribution .... The shares offered hereby will be sold by SinoPharm at a rate of $1.00 per share.

Risk Factors .... An investment in our common stock involves a high degree of risk. **See "Risk Factors."**

_____

(1) Indicates shares of common stock outstanding as of the date of this prospectus.
(2) Indicates shares of common stock outstanding assuming SinoPharm successfully sells all of the proposed 3,000,000 shares.

Summary Financial Data

The following table summarizes certain of our selected financial data. Each prospective investor should carefully review the more detailed financial statements contained elsewhere in this prospectus. The summary financial information contained in the following table is derived from and should be read in conjunction with our audited and unaudited financial statements and the notes thereto appearing elsewhere in this prospectus. See "Business" and our Consolidated Financial Statements.

SinoPharm Inc.
(Formerly Sino Pharmaceuticals Corporation)

	For the Year Ended		For the Six Months Ended
	December 31,		June 30,
	2003	2002	2004
Statement of			(Unaudited)
Operation Data:	Actual	Actual	Actual
Net Sales	$461,324	$507,031	$158,484
Cost of Goods sold	417,230	413,680	129,310
Operating Expense	123,560	140,357	62,401
Research and Development		119,224	
Operating Income (loss)	(79,466)	(166,230)	(33,227)
Other Income (expense)	(12,894)	(8,007)	(6,129)
Net Income Attributable to Common Stockholders	(92,360)	(174,237)	(39,356)
Basic & Diluted			
Income (Loss) per Share	$(0.05)	$(0.12)	$(0.02)
Weighted Average Number of Shares Outstanding	1,904,900	1,490,000	2,000,000

Balance Sheet Data	Six Months Ended June 30, 2004 (Unaudited) Actual
Working Capital	(385,938)
Total Assets	153,262
Short-term Debt	534,352
Long-term Debt	0
Total Stockholders' Equity	(381,090)

RISK FACTORS

Investment in our common stock involves a number of risks. The following material factors should be carefully considered by anyone purchasing shares of our common stock. Any of the following risks would adversely effect our business, financial condition and results of operation.

The potential risks of political, social or economic instability in the People's Republic of China could adversely affect our ability to carry on or expand our business.

Our generic products have all been originally developed in China, and have been licensed to us for development in North America. Consequently, an investment in our common stock may be adversely affected by the political, social and economic environment in China. Under its current leadership, China had been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Our business and prospects are dependent upon regulatory approval by the Chinese State Food and Drug Administration (SFDA), and with our contracts with various entities such as Institute of Materia Medica, which is part of the Chinese Academy of Medical Sciences, NCPC GeneTech Biotechnology Co., Ltd., Beijing Union Pharmaceutical Factory, and Xi'an Jory Pharmaceutical Co., Ltd., which may be controlled by Chinese governmental instrumentalities . Our operations and prospects would be materially and adversely affected by the failure of such governmental entities to honor existing contracts, and, if breached, it might be difficult to enforce these contracts in China. In addition, the legal system of China relating to foreign investment s is new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances.

Our auditors have expressed substantial doubt about our ability to continue as a going concern which ability is dependent on the net proceeds of this offering.

Robison, Hill & Co., P.C., CPA's, in their independent auditors' report, has expressed "substantial doubt" as to our ability to continue as a going concern based on significant operating losses we have incurred since inception. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The going concern qualification is described in note 1 of the notes to our consolidated financial statements. Without the net proceeds from this offering, our ability to remain in business will be in jeopardy.

If demand is made for repayment of the demand notes, SinoPharm would likely not be able to continue its operations.

There are outstanding loans owed on demand in the total amount of $363,120 as of June 30, 2004. The total consists of $180,342 owing pursuant to four demand notes to Union Ventures at the rate of 6%, and $182,778 pursuant to demand notes without interest owing to Mr. Aziz, our president. If demand is made for repayment of these loans it would jeopardize our ability to continue operations, as SinoPharm would not likely be able to pay them, and if SinoPharm were able to pay them, it would cause a significant reduction in liquidity.

We have a limited operating history with limited product revenues and we may never become profitable.

We are a development stage enterprise that has devoted substantially all our efforts since inception to establishing our business and has generated limited revenues. Our wholly owned subsidiary, Sino Pharmaceuticals Corporation, was incorporated in August 3, 2001. We have had very limited operations and have conducted minimal research. To date, we have generated an accumulated deficit of more than $305,000. For the years ended December 31, 2003 and 2002, we incurred net losses of approximately $(92,000) and $(174,000), respectively and for the six months ended June 30, 2004, our net loss was approximately $39,000. In addition, our future operations may not be profitable. We must consider the likelihood of our success relative to the problems, difficulties, complications, and delays frequently encountered in connection with the development and operation of a new business.

We expect that our operating expenses will increase significantly during the next several years as we:

- o Develop our products;
- o Increase our sales and marketing activities; and
- o Increase our general and administrative functions to support our growing operations.

With increased expenses, we will need to generate significant additional revenues to achieve profitability. We cannot be certain that we will obtain a high enough volume of sales in the future to generate sufficient revenues and achieve profitability.

If we do not obtain adequate financing to fund our future operations and to complete development and licensing of our products, we may not be able to successfully implement our business plan.

The costs of conducting clinical trials are high. We believe that our existing capital resources, including estimated proceeds of $3,000,000 from this offering, will satisfy our capital requirements for at least the next 12 months. However, there is no minimum amount set in the offering, and we may raise significantly less than $3,000,000. Also, we may need to raise additional funds in the future to:

- o Continue our research development efforts;
- o Obtain regulatory approvals of our products; and
- o Obtain additional patents for our products.

Although it is difficult to estimate the amount of additional financing we will require, we anticipate that over the next year we will need approximately $2,000,000 to complete our current product development. This estimate could increase or the allocations could change if we start a new study for one of our products. Based on our potential rate of cash operating expenditures and our current plans, we anticipate our cash requirements for the next two years may need to come primarily from the proceeds of the continued sale of our Paclitaxel active pharmaceutical ingredient, Medaxol, to manufacturers of finished dosage Paclitaxel. We anticipate that our future cash requirements may be fulfilled by improved sales of products, and possibly from the sale of additional equity securities and/or debt financing. However, we cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our research and development, take advantage of unanticipated opportunities, develop or enhance our products or otherwise respond to competitive pressures would be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, and these securities may have rights, preferences or privileges senior to those of our stockholders.

Our two biggest customers account for a significant portion of our revenue, and the loss of one or both customers would result in our loss of revenue.

Our one or two biggest customers that purchase our active pharmaceutical ingredient, Medaxol, for manufacturing finished dosage drugs, account for approximately 90% or more of our revenue. If we were to lose one or both of these major customers we would lose a significant source of our revenue.

We must license our products in order to develop and market them successfully in order to derive income to sustain our operations.

If we do not negotiate acceptable collaborative arrangements for most of our products, we will lack the funds to further develop them, and will not be able to derive any earnings from them. We do not have internal marketing and sales capabilities for most of our products and will need to rely on collaborative partners to further develop, test, market and sell any products that are successfully licensed. Even if we find collaborative partners, we may not be able to completely control the amount and timing of resources our collaborative partners will devote to these activities.

We do not have the resources, and do not presently intend, to conduct later-stage human clinical trials or to manufacture some of our proposed products. We are therefore seeking larger pharmaceutical company partners to conduct such activities for most or all of our proposed products. In connection with our efforts to secure corporate partners, we may seek to retain certain co-promotional rights to our proposed products. These co-promotional rights will allow us to market our products to selected medical specialists while our corporate partner markets our products to the general medical market. We cannot assure you that we will be able to enter into any partnering arrangements on this or any other basis. In addition, we cannot assure you that we, or our prospective corporate partners, can successfully introduce our proposed products. We also face the risks that our products will be rejected by patients, health care providers or insurance companies, or that our products cannot be manufactured and marketed at prices that would permit us to operate profitably.

Our products are mostly in the development stage and may never be commercially successful or earn sufficient income to sustain our operations.

We cannot assure you that our research and development activities, nor those of any potential partners, will enable us to produce any products that may be commercially viable such that we would be able to derive revenues. Our development of each product is subject to the risks of failure commonly experienced in the development of products based upon innovative technologies and the expense and difficulty of obtaining approvals from regulatory agencies. All of our proposed products will require approval by the Food & Drug Administration ("FDA"), or similar agencies in other countries, and our two generic products, Erythropoetin (EPO) and Pravastatin Sodium will require bio-equivalency and bio-availability studies to be conducted, prior to an Abbreviated New Drug Application (ANDA) being filed with the FDA. Further, our TDA 8388 topical antiviral pharmaceutical is in the preclinical or early clinical stage of development and will require significant additional funding for clinical testing before being licensed to a collaborator or submitted to any of the regulatory agencies for clearances for commercial use.   We cannot assure you that we will be able to license any technologies or proposed products or to complete successfully any of our research and development activities. Even if we do complete them, we cannot assure you that we will be able to market successfully any of the products or that we will be able to obtain the necessary regulatory approvals or that customers will like our products. We also face the risk that any or all of our products will not work as intended or that they will be toxic, or that, even if they do work and are safe, that our products will be uneconomical to manufacture and market on a large scale. We also face the risk that the rights of other persons or entities will stop us from marketing any of our products or that other persons or entities might develop and market a superior or equivalent product. Due to the extended testing and regulatory review process required before we can obtain marketing clearance, we do not expect to be able to commercialize any therapeutic drug, other than our Paclitaxel active pharmaceutical drug, for at least two years, either directly or through our corporate partners or licensees. If we are not able to reach a commercially viable stage for a product, we will not derive any income from them.

Governmental regulation require significant testing of our products and if we do not obtain governmental approvals for our products, we will be unable to market them or earn sufficient income to sustain our operations.

The U.S. Food & Drug Administration ("FDA") and other similar agencies in foreign countries have substantial regulatory requirements for therapeutic products. Such requirements often involve lengthy and detailed laboratory, clinical and post-clinical testing procedures. It often takes companies many years to satisfy these requirements, depending on the complexity and novelty of the product. The review process is also extensive which may delay the approval process even more. As yet, we have not obtained any approvals to market our products. Further, we cannot assure you that the FDA or other regulatory agency will grant us approval for any of our products on a timely basis, if at all.

We will not be able to commercialize our products until we have acceptable bio-equivalency, bio-availability and/or clinical trial results and regulatory approval from the FDA or foreign regulatory authorities.   The FDA and other regulatory authorities require that the equivalence of a generic drug be supported by results from adequate laboratory studies and that of an Investigational New Drug (IND), or New Drug (NDA), be supported by well-controlled clinical trials before approval for commercial sale. If the results of the equivalency studies of our generic products do not demonstrate that they are equivalent to the existing, approved, patented version of the drugs, our ANDA application will not be approved by the FDA or similar foreign agencies. Additionally, if the results of clinical trials on our TDA 8388, or other novel drugs, do not demonstrate that they are safe and effective (specifically, that the results show that the product is statistically significant in altering the course of the disease and has acceptable toxicity), we, or our collaborators, will not be able to submit to the FDA an Investigational New Drug (IND) application or a New Drug Application (NDA) or other relevant applications for pre-market approval. Further, the results of pre-clinical testing and initial clinical trials do not necessarily predict how safe and effective a product will be when it is evaluated in large-scale Phase III clinical trials. It is possible that unacceptable side effects may be discovered at any time. A number of companies have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials.

Even if we believe the clinical trials demonstrate the safety and efficacy of a product, the FDA and other regulatory authorities may not accept our assessment of the results. In order to demonstrate the safety and efficacy of the products we may have to conduct additional clinical trials beyond those currently planned. The process of obtaining regulatory clearances or approvals is costly and time-consuming. If we do not obtain governmental approvals for our products in a timely manner, we will be unable to market them or earn sufficient income to sustain our operations

We may experience difficulties in the introduction of new products that could result in our having to incur significant unexpected expenses or delay the launch of new products.

We cannot predict how long our pre-clinical and clinical trials will take or whether they will be successful. The rate of completion of the clinical trials for our products depends on many factors, including obtaining adequate clinical supplies and the rate of patient recruitment. Patient recruitment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, and the eligibility criteria for patients who may enroll in the trial. We may experience increased costs, program delays, or both, if there are delays in patient enrollment in the clinical trials.

Our compounds and products are in various stages of development. These development stage products and compounds may not be completed in time to allow production or marketing due to the inherent risks of new product and pharmaceutical development, limitations on financing, competition, loss of key personnel and other factors. Although we may license some of our compounds and products at their current stage of development, we cannot give you any assurance that we will be able to do so. Unanticipated clinical or regulatory obstacles can arise at any time and result in lengthy and costly delays or in a determination that further development is not feasible.

The development of our products and compounds has taken longer than anticipated and could be additionally delayed. Therefore, there can be no assurance of timely completion and introduction of improved products on a cost-effective basis, or that such products, if introduced, will achieve market acceptance such that, in combination with existing products, they will sustain us or allow us to achieve profitable operations.

Even if we receive regulatory approval to market our products, we may not be able to commercialize it profitably.

Our profitability will depend on the market's acceptance of our products. The commercial success of our products will depend on whether:

- they are more effective than alternative treatments;

- side effects of our products are acceptable to patients and doctors;

- we produce and sell our products at a profit; and

- we and our partners market our products effectively.

If we are unable to manufacture our products in sufficient quantities or are unable to obtain regulatory approvals for our manufacturing facility, we may be unable to meet demand for our products and lose potential revenues.

Completion of clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We have no experience manufacturing products in the volumes that will be necessary to support commercial sales. We will need to rely on third party manufacturers to manufacture compounds for preclinical, clinical and commercial purposes. These third party manufacturers must receive FDA approval before they can produce clinical material or commercial product. Our products may be in competition with other products for access to these facilities and may be subject to delays in manufacture if third parties give other products greater priority than ours. In addition, we may not be able to enter into any necessary third-party manufacturing arrangements on acceptable terms.

Manufacturing of our products for clinical and commercial purposes must comply with the FDA's Current Good Manufacturing Practices requirements, commonly known as CGMP, and foreign regulatory requirements. The CGMP requirements govern quality control and documentation policies and procedures. In complying with CGMP and foreign regulatory requirements, we will be obligated to expend time, money and effort in production, recordkeeping and quality control to assure that the product meets applicable specifications and other requirements. Manufacturing facilities must pass a pre-approval inspection prior to FDA approval. Further, the FDA and foreign regulatory authorities have the authority to perform unannounced periodic inspections of manufacturing facility to ensure compliance with CGMP and foreign regulatory requirements. If such facility were to incur significant damage or destruction, then our ability to have our products manufactured would be significantly hampered. This, in turn, could result in delays in our preclinical testing, clinical trials or commercialization efforts.

We rely on only one supplier for some of our manufacturing materials, a disruption of essential supplies would cause an interruption in our ability to deliver our products to purchases and we would likely lose significant income.

We rely on third party suppliers for some of the materials used in the manufacturing of our products. The only supplier that we have for our medaxol active pharmaceutical ingredient is Chengzhi Life Science Company in China. They are the only FDA approved manufacturing facility in China for medaxol. Any significant problem that Chengzhi Life Science experiences could result in a delay or interruption in the supply of materials to us until they cure the problem or until we locate an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations, which could negatively affect our ability to deliver our products to purchasers and be unable to realize income and sustain our operations. We do not maintain any inventory of medaxol. We do not have a supply agreement with Chengzhi Life Science or any other manufacturer but we do believe that the availability of the medaxol active pharmaceutical ingredient appears to be stable and assured from Chengzhi for the next few years.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

Our business is characterized by intensive research efforts. We compete with pharmaceutical companies, many of whom are developing or can be expected to develop products similar to ours. Our competitors include many companies, research institutes and universities that are working in a number of pharmaceutical or biotechnology disciplines to develop therapeutic products similar to those we are currently investigating. Most of these competitors have substantially greater financial, technical, manufacturing, marketing, distribution and/or other resources than us. In addition, many of our competitors have experience in performing human clinical trials of new or improved therapeutic products and obtaining approvals from the FDA and other regulatory agencies. We have no experience in conducting and managing later-stage clinical testing or in preparing applications necessary to obtain regulatory approvals. Accordingly, it is possible that our competitors may succeed in developing products that are safer or more effective than those that we are developing and may obtain FDA approvals for their products faster than we can. We expect that competition in this field will continue to intensify.

Many of our competitors are more established than we are, have significantly greater financial, technical, marketing and other resources than we. Some of our competitors have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We intend to create greater brand awareness for our brand name so that we can successfully compete with these competitors. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

Our products and the processes we use could expose us to substantial liability.

In view of the nature of our business, we are subject to the inherent risk of products liability claims in the event that, among other things, the use or ingestion of its products results in injury. Product liability could arise from claims by users of our products or of products manufactured by processes we developed, or from manufacturers or other selling our products, either directly or as a component of other products. We do not have any insurance coverage for these risks at this time. When, and if, we acquire product liability insurance, we cannot give you any assurance that it will be adequate to protect us or that the insurance coverage will continue to be available on reasonable terms.

We are dependent on relationships with consultants and any early termination of consulting agreements could adversely impact the timing and success of our products.

We depend upon our relation ship with an academic consultant, Dr. Stuart Maddin. Dr. Maddin is currently performing a review and validation of the Phase I through Phase IV studies done for our TDA8388 product. Dr. Maddin will also be responsible for negotiating a licensing agreemen t for the further testing, FDA approval and marketing of our TDA8388 product. If our relationship with Dr. Maddin is disrupted, our validation program could be adversely affected. We cannot assure you that we would be able to conduct the validation at reasonable cost, or at all.

If we cannot maintain our current collaborative relationships with the Institute of Materia Medica and the NCPC GeneTech Biotechnology Co., our product development would be delayed and we would be unable to earn income sufficient to sustain our operations.

We rely to a large extent on the Institute of Materia Medica and NCPC GeneTech to support the development of new products. Under the collaboration agreement, the Institute of Materia Medica agreed to provide and license to Sino Pharmaceuticals its existing drugs for product development in North America, which includes preclinical research and development and Phase I clinical trials. Any and all specific work or projects conducted under this Joint Cooperation Agreement shall be done on a pre-arranged, mutually agreed fee or cost basis between SinoPharm and IMM. This agreement expires on November 21, 2007. We have received Medaxol and TDA8388 from the Institute of Material Medica. While we are not obligated to expend any funds pursuant to our agreement, we estimate that it will cost us approximately $100,000 to further develop and manufacture medaxol, and approximately $38,000 to further study TDA8388.

Under the Exclusive Licensing Agreement, the NCPC GeneTech agreed to exclusively provide and license to Sino Pharmaceuticals its existing r-EPO active pharmaceutical ingredient (API), for registration and approval as a generic API and, further, its generic formulated drug, for registration and approval as a generic drug, in North America, which requires registration and approval of the Drug Master File (DMF) for the generic API and, conducting bio-equivalency and bio-availability studies and filing an ANDA, for the formulated generic drug. SinoPharm is also responsible for all the necessary work required for regulatory approval of the r-EPO in Canada, USA and Mexico and for all the financial costs involved in this work. This agreement expires on December 4, 2007. If we decide to continue this development, we would have to fund this development ourselves at an estimated cost of $400,000 or obtain funding from other sources. In the event that the Institute of Materia Medica or NCPC GeneTech does not develop or provide their drugs to us, our product development would be delayed as we would have to develop new drugs ourselves, and we might be unable to earn sufficient income to sustain our operations.

There is no market for our shares and you may not be able to sell them.

There has been no trading market for our common stock. Although we intend to apply to list our common stock on the OTC Bulletin Board, there can be no assurance that our application will be granted and there can be no assurance that an active market will develop for our common stock. Therefore, it may be difficult to sell your shares if you should desire or need to sell.

We have not paid any dividends and do not anticipate paying any cash dividends.

Holders of common stock are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the near term. We intend to retain future earnings, if any, to provide funds for operations of our business. Investors who anticipate the need for dividends from investments should refrain from purchasing the common stock offered by this prospectus.

USE OF PROCEEDS

We will receive the proceeds from the sale of the proposed 3,000,000 shares of commons stock being offered by SinoPharm at the rate of $1.00 per share. In the event that SinoPharm sells all of the proposed 3,000,000 shares of common stock, SinoPharm would receive $3,000,000. We may raise significantly less than the full amount of $3,000,000. A substantial part of the proceeds are not allocated for any specific purpose. The principal purposes of this offering are to create a public market for our common stock and to facilitate future access by us to public markets, and to raise working capital. We expect to use the net proceeds from this offering to commence manufacturing of our medaxol at an U.S. FDA and Canadian Health Protection Bureau (HPB) approved manufacturing facility, conduct research and development, including clinical trials, product marketing and commercialization programs on our other pharmaceutical products, and for general corporate purposes, including working capital.

Deleted:

As its first level priority, SinoPharm intends to use approximately $100,000 to fund the preparation and filing of a Drug Master File with the U.S. FDA of its Medaxol active pharmaceutical ingredient and to pay for the production of Medaxol for resale, $38,000 to fund validation of Phase IV studies and viral screenings for its TDA8388, $15,000 to fund patent searches and reviews, $50,000 to fund the preparation and filing of a Drug Master File with the U.S. FDA of its pravastatin active pharmaceutical ingredient, $50,000 to fund the preparation and filing of a Drug Master File with the U.S. FDA of its Sinogen active pharmaceutical ingredient, and $20,000 for general office expenses.

Deleted: $50,000 to fund the preparation and filing of a Drug Master File with the U.S. FDA of its Sinogen active pharmaceutical ingredient, $38,000 to fund validation of Phase IV studies and viral screenings for its TDA8388, $20,000 to fund the preparation and filing of a Drug Master File with the U.S. FDA of its pravastatin active pharmaceutical ingredient $15,000 to fund patent searches and reviews

Deleted:

For its second level priority, SinoPharm intends to use $100,000 of the proceeds for the commencement of bioequivalence and bioavailability studies for its Sinogen generic, $40,000 for the chemical synthesis of SP-100 and $100,000 for animal studies on SP-100, and $50,000 for the preparation and filing of a Drug Master File with the U.S. FDA on its Docetaxel API product. SinoPharm intends to use $100,000 for the commencement of bioequivalence and bioavailability studies for its pravastatin generic API, $100,000 for the preparation and filing of a Drug Master File with the U.S. FDA on its pravastatin generic product, $150,000 for the preparation and filing of an Abbreviated New Drug Application (ANDA) with the U.S. FDA on its pravastatin generic product, $100,000 for the preparation and filing of a Drug Master File with the U.S. FDA on its Sinogen generic product, and $150,000 for the preparation and filing of an Abbreviated New Drug Application (ANDA) with the U.S. FDA on its Sinogen generic product,.

Deleted: $40,000 for the chemical synthesis of SP-100 and $100,000 for animal studies on SP-100, and $50,000 for the preparation and filing of a Drug Master File with the U.S. FDA on its Docetaxel API product. SinoPharm intends to use $100,000 for the commencement of bioequivalence and bioavailability studies for its pravastatin generic API, $100,000 for the preparation and filing of a Drug Master File with the U.S. FDA on its pravastatin generic product, $150,000 for the preparation and filing of an Abbreviated New Drug Application (ANDA) with the U.S. FDA on its pravastati n generic product

For its last level of priority, SinoPharm intends to utilize the balance of any proceeds to repay outstanding loans owed on to Union Ventures in the total amount of $180,342 owing pursuant to four demand notes to Union Ventures at the rate of 6%. In the event that at least $2,225,000 of the total $3,000,000 offering is raised, SinoPharm intends to repay $177,729 pursuant to demand notes without interest owing to Mr. Aziz, our president. Any balance of

Deleted: 181,023

-12-

funds raised will be utilized as a reserve and for working capital. The greater the level of funding achieved by SinoPharm will result in a larger amount of the funds being unallocated for a specific purpose but being retained as a reserve and for working capital. SinoPharm will not use the working capital or reserve funds directly or indirectly for officers or directors. The following chart further describes our intended use of proceeds and priority depending upon our level of funding, in the following order.

Percent of Offering Amount Raised (1)	**100%**	**75%**	**50%**	**25%**	**10%**
Gross Offering Proceeds	$3,000,000	$2,250,000	1,500,000	750,000	300,000
Offering Expenses (2)	42,600	42,600	42,600	42,600	42,600
Net Proceeds	$2,957,400	2,207,400	1,457,400	707,400	257,400
FIRST LEVEL PRIORITIES:					
Preparation and filing of DMF for Medaxol API, and Manufacturing of Medaxol	100,000	100,000	100,000	100,000	100,000
Validation of Phase IV studies and viral screening for TDA8388	38,000	38,000	38,000	38,000	38,000
Patent searches and reviews	50,000	50,000	30,000	25,000	15,000
Preparation and filing of DMF for pravastatin API	50,000	50,000	50,000	50,000	20,000
Preparation and filing of Drug Master File (DMF) for sinogen API (active pharmaceutical ingredient)	50,000	50,000	50,000	50,000	50,000
Office expenses	20,000	20,000	20,000	20,000	20,000
SECOND LEVEL PRIORITIES:					
Bioequivalent and bioavailability studies for sinogen generic	100,000	100,000	100,000	100,000	--
Chemical synthesis of SP-100	40,000	40,000	40,000	40,000	--
Animal studies on SP-100	100,000	100,000	100,000	100,000	--
Preparation and filing of DMF for Docetaxel API	50,000	50,000	50,000	--	--
Bioequivalent and bioavailability studies for pravastatin generic	100,000	100,000	100,000	--	--

Deleted: Preparation and filing of Drug Master File (DMF) for sinogen API (active pharmaceutical ingredient)

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50,000

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Deleted: Preparation and filing of DMF for pravastatin API

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50,000 ... [2]

Deleted: Patent searches and reviews

Deleted: 50,000 ... [3]

Deleted: Preparation of and filing of DMF for sinogen generic ... [4]

Deleted: Preparation and filing of ANDA for sinogen generic ... [5]

Deleted: Chemical synthesis of SP-100

Formatted: Right

Deleted: 40,000 ... [6]

Deleted: Animal studies on SP-100

Deleted: 100,000 ... [7]

Preparation of and filing of DMF for pravastatin generic API	100,000	100,000	100,000	--	--
Preparation and filing of ANDA for pravastatin generic	150,000	150,000	--	--	--
Preparation of and filing of DMF for sinogen generic	100,000	100,000	100,000	100,000	--
Preparation and filing of ANDA for sinogen generic	150,000	150,000	150,000	--	--
THIRD LEVEL PRIORITIES:					
Loan Repayment to Union Venture Trading	181,000	181,000	--	--	--
Loan Repayment to Mahmoud Aziz, president, SinoPharm	178,000	178,000	--	--	--
Unallocated Reserve and Working Capital	1, 400,400	650,400	429,400	84,400	14,400
Total Application of Proceeds	$3,000,000	$2,250,000	$1,500,000	$750,000	$300,000

(1) The offering is made on a "best efforts" basis for a maximum offering of up to 3,000,000 shares of common stock.

DETERMINATION OF OFFERING PRICE

We have determined the offering price of the common stock in this offering. Because no underwriter or placement agent is involved in the offering, investors will not have the benefit of an offering price that was determined by negotiations between such party and us. The price of our common stock does not necessarily bear any relationship to our asset value, net worth, earnings or any other established criteria of value. This prospectus may be used by SinoPharm for 180 days from the effective date of the prospectus.

PLAN OF DISTRIBUTION

We are offering up to 3,000,000 shares of our common stock for $1.00 per share in this offering of our common stock. This is a best-efforts offering and will only be offered for sale by one of our officers and directors; namely, Mahmoud S. Aziz our chairman, president, CEO and director.

Deleted: Preparation and filing of DMF for Docetaxel API
Deleted: ¶ 50,000
Deleted: ¶ 50,000
Deleted: ¶ 50,000
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Deleted: ¶ --
Deleted: Bioequivalent and bioavailability studies for pravastatin generic API
Deleted: ¶ 100,000
Deleted: ¶ 100,000
Deleted: ¶ 100,000
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Deleted: Preparation of and filing of DMF for pravastatin generic
Deleted: ¶ 100,000
Deleted: ¶ 100,000
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Deleted: Preparation and filing of ANDA for pravastatin generic
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Since this is a best-efforts offering made through one of our officers and directors, we are not required to sell a minimum number of shares or a minimum dollar amount before we are entitled to keep an investor's payment for shares. Funds received from investors will not be deposited in any escrow, trust, or similar account. All funds received from investors will be available for our immediate use.

Since we are making this offering on a best-efforts basis, we do not plan to use any underwriters or broker-dealers to assist in the sale of the shares offered for sale. Our officer and director, Mahmoud S. Aziz, will commence this offering promptly and will make the offering on a continuous basis for up to 180 days from the date of this prospectus or until earlier completion or termination.

We have not entered into, nor do we intend to enter into, any agreement, understanding, or arrangement with any underwriter or broker-dealer regarding the sale of common stock in this offering, nor is there an underwriter or coordinating broker acting on our behalf in connection with this offering.

Mahmoud S. Aziz is not a registered securities broker-dealers. Mr. Aziz is an officer and director of SinoPharm. As an officer and director of SinoPharm, Mr. Aziz will be offering the shares for sale in reliance upon Rule 3a4-1 of the rules promulgated under the Securities Exchange Act of 1934, which rule permits the sale of securities by persons associated with the issuer company.

Mr. Aziz: (i) is not currently subject to a "statutory disqualification" (as that term is defined in section 3(a)39 of the Act); (ii) will not receive any compensation in connection with his respective participation in the offer, either by way of commissions or other remuneration based, directly or indirectly, on transactions in the securities offered by this prospectus; and, (iii) is not currently either a broker-dealer or an "associated person of a broker-dealer." At the close of the offering, Mr. Aziz intends to continue to perform substantial duties for SinoPharm. Mr. Aziz is not and has not been during the past 12 months either a broker-dealer or an associated person with a broker-dealer. In addition, Mr. Aziz has not participated in an offering of securities more than once every 12 months, except where permitted by laws.

Restricted Shares

Our officers and directors own 1,025,000 shares of our common stock. The common stock held by our officers and directors are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act or pursuant to an exemption from such registration. Generally, under Rule 144, each person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares up to (and including) the greater of 1% of a company's then outstanding common stock or the average weekly trading volume for the four weeks prior to the proposed sale. None of such restricted securities were eligible for sale under Rule 144 as of October 1, 2004.

Deleted: June

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LEGAL PROCEEDINGS

We are not currently party to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, positions and ages of the individuals who serve as our directors and/or executive officers following the combination. All directors are elected at each annual meeting and serve for one year and until their successors are elected and qualify. The term of office for all the listed directors expires on August 8, 2005. None of the directors holds office in any reporting company. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board.

Name of Director/Officer	Age	Position(s) With Company
Mahmoud S. Aziz	46	chairman, president, CEO, director
Jimmy J. F. Jin	50	chief financial officer, secretary, vice president, director
Zahir Popat	50	director
Radka Milanova	49	chief scientific officer, vice president director
Garland Denty	57	vice president
Jin Yunhua	75	vice president

Mahmoud S. Aziz

Mr. Aziz founded Sino Pharmaceutical Corporation in August, 2001, and has held the positions of chairman, president, CEO, director since inception.

Since January 1986, Mr. Aziz founded and is also the chairman and CEO and principal shareholder of the privately owned, The Fazio Group of Companies, a multinational organization actively involved in diverse manufacturing, international trade, shipping and transportation, pharmaceuticals and nutraceuticals, warehousing and distribution, real estate construction and development, ship-building and financial investments, employing over 4,900 people worldwide and generating revenues in 2002 of over $400 million. There is no relationship between The Fazio Group of Companies and SinoPharm.

Mr. Aziz has a degree in biochemistry and is also a philanthropist in socio-economic development projects in the developing world through his Geneva-based, International Microcredit Foundation. Mr. Aziz devotes 90% of his time to SinoPharm.

Jimmy J. F. Jin

Mr. Jin joined Sino Pharmaceutical Corporation in August 2001, as Vice President. Since May, 1997, Mr. Jin is President of Los Angeles and Beijing based American Evans Group Corporation, an established China investment, and holding corporation. Additionally, since June, 1997, Mr. Jin has served as general manager and consultant to Beijing Evans Information and

Consulting Co., Ltd., a China – based management, investment and marketing consulting company.

He has a Bachelors degree in economics from Nankai University, China, a Masters degree in Agricultural Economics from Purdue University and a Masters Accounting Program from the University of Indianapolis.

He has previously served, from July 1994 through January 1997, as CEO of Fanlen Software System (Beijing) Co., Ltd., a software design and development company; from May 1995 through January 1997 as CEO of Jinart Elec-Chem (Beijing) Co., Ltd., a manufacturer and distributor of machine tools, electronic components and equipment; and from May 1995 through April 2000 as president of Victor International Corporation, an established China trade corporation.

He also served as economist to the State Administration for Industry and Commerce of China, Beijing, between 1982–1985, and was responsible for formulating national economic policy for approval by the State Council of China. Mr. Jin devotes 90% of his time to SinoPharm.

Zahir Popat
Mr. Popat joined Sino Pharmaceutical Corporation in August 2001. Mr. Popat brings to the company over 22 years of in-depth knowledge and experience of the international pharmaceutical industry and, particularly, of international pharmaceutical and nutraceutical sales, product development and related biotechnologies.

In 1980, Mr. Popat started in the management and ownership of pharmacies and went on to serve on the PHARMASAVE board of directors from January 1997 through January 1998.

Beginning in 1986 through August 2001, as president of La Roche Remedies, Inc., a sales, marketing and export agent for international pharmaceuticals companies in the Middle East region. Mr. Popat set-up marketing and distribution infrastructure for generic pharmaceuticals in the Middle East, successfully introducing into this region over 22 pharmaceutical drugs such as ranitidine, enalapril, fluoxetine. The responsibilities included new product development, arranging for clinical trials, drug registrations, sales and marketing and direct negotiations with health ministries. In 1995, Mr. Popat continued to expand La Roche Remedies, Inc. into several Pacific Rim countries.

Educated in England and Canada, Mr Popat is a practicing licensed pharmacist. Mr. Popat devotes 90% of his time to SinoPharm.

Radka Milanova, PhD
Dr. Milanova joined SinoPharm in May, 2003 as chief scientific officer and vice president research & development. She brings to the Company over 20 years of experience in research, scale-up and production of pharmaceuticals and nutraceuticals in both academic and industrial environments. She has worked in the areas of antibiotics, anti-cancer drugs, cholesterol lowering agents and on the isolation and purification of plant derived proteins.

As senior vice president, research & development, at Burcon NutraScience from August 2001 through April 2003, she was responsible for identifying and determining commercially viable bioactive compounds and other valuable co-products from the byproducts of Burcon's proprietary processes. She also collaborated with the company's technical development team to accelerate commercial development of their products.

Prior to joining Burcon, Dr. Milanova was vice president, Technology development from November 1997 through July 2001, at Forbes Medi-Tech Inc. in Vancouver. In her capacity at Forbes, she was involved in the development of several patented cholesterol lowering agents, for both the nutraceutical and pharmaceutical industries. In addition, she directed the research & development of fermentation processes and synthetic routes for the production of commercially important steroid drugs. One of the compounds is currently in Phase II clinical trial as a potential novel cholesterol-lowering drug.

Other positions she has held include director of research & development from January 1995 through October 1997 at IGT Pharma Inc. in Vancouver. As director at IGT, Dr. Milanova was involved in directing the development of clinically important anti-cancer agents. The specific areas included commercially important pharmaceutical drugs for treatment of acute leukemia and Hodgkin's Disease and novel agents for potential treatment of small cell lung cancer.

As a Visiting Scientist at the University of British Columbia, Vancouver, Dr. Milanova pursued studies in plant tissue culture methods for the production of medicinal agents, and synthetic experiments for the development of established anti-cancer drugs.

Prior to arriving in Canada, Dr. Milanova was assistant professor in the Institute of Chemical Engineering and a Research Scientist in the Institute of Organic Chemistry in Sofia, Bulgaria. In these academic Institutes, she participated in research and development of several industrial processes for commercial production of important antibiotics, steroids and vitamins. These studies were in cooperation with several large Bulgarian pharmaceutical companies, which in turn developed the technologies to commercial level.

Dr. Milanova gained her second Ph.D. at Simon Fraser University, Burnaby, BC, in the combined fields of organic chemistry and microbiology. Her academic work has been recognized with several awards. While studying for her Ph.D. degree, in addition to receiving several graduate fellowships and a Ph.D. research award, she was awarded the Dean of Graduate Studies Convocation Medal as the top graduate student in the Faculty of Science.

Dr. Milanova has co-authored many publications in international scientific journals and has been a co-inventor in numerous patents. She has also made presentations at a number of international scientific conferences. Dr. Milanova devotes 90% of her time to SinoPharm.

Dr. Milanova currently serves as:

Member of the Board of Directors, POS, Protein Oil Starch, Saskatoon, SK, Canada
Member of the Board of Directors, Biovet, Peshtera, Bulgaria
Member of the Technical Committee, POS Protein, Oil Starch, Saskatoon, SK, Canada
Member of the Management Committee, Health Products & Functional Food Initiative (HPFFI), BC Science Council, Vancouver, BC, Canada

Garland Denty

Mr. Denty brings to Sino Pharmaceuticals Corporation a wealth of over 35 years of broad and diversified international and Chinese pharmaceuticals experience.

Mr. Denty was recent chairman and CEO of Faulding China Pharmaceutical Co., Ltd., in Foshan, China, a joint venture subsidiary of the Australian pharmaceutical multinational, Faulding Pharmaceuticals Co., Ltd. from January 1996 through January 2001. Mr Denty retired from Faulding China Pharmaceutical in January 2001, and remained retired until he joined Sino Pharmaceutical Corporation in August 2001, as a vice president. During the course of his five year contract he was responsible for all aspects of the joint venture pharmaceuticals business in China, including sales, marketing, finance and production of a wide range of pharmaceutical products. Prior to joining Faulding Pharmaceuticals, Mr. Denty spent eleven years, from January 1984 through December 1996, as director of worldwide manufacturing operations for Smithkline Beecham Pharmaceuticals. He was responsible for all aspects of pharmaceuticals manufacturing and regulatory compliance of Smithkline Beechams's factories worldwide; for production, quality control and engineering, including auditing and improvement of operations and coordination of technical data transfer. He directed introduction of new drugs, products and technology into overseas operations and trouble-shooted for existing technology and procedures. He also approved plant capital budgets and hired senior technical staff in overseas plant operations.

Mr Denty evaluated and managed the combining of operations and plant facilities worldwide, resulting from the merger of SmithKline Beckman and Beecham Corporations.

He was responsible for managing and directing all aspects of construction, start-up and FDA validation and compliance of Smithkline Beecham's pharmaceuticals factory in Tianjin, China, one of the world's largest pharmaceutical plants.

Prior to working for Smithkline Beecham, Mr. Denty served as vice president, corporate technical operations, director of operations and plant manager for Berlex Laboratories, from March 1980 through December 1984, responsible for a 140,000 sq.ft pharmaceutical plant in the U.S., a chemical plant in the Caribbean, union relations and all technical and support functions for these facilities. He was previously also assistant manager of International Pharmaceutical Production at Wyeth International Ltd. in the U.S. Mr. Dentry devotes 90% of his time to SinoPharm.

Jin Yunhua

Madam Jin Yunhua joined Sino Pharmaceutical Corporation in August 2001. From January 1983 through December 1987, she was the Chinese Government's Expert Advisor to the United Nations Industrial Development Organization (UNIDO) in the area of preventative medicines.

Holding a PhD in pharmaceutical chemistry from Purdue University in the U.S., Madam Jin is an advisor to the Director General of China's highest pharmaceutical regulatory body – the State Drug Administration of China (SDA) since January 1998. She is also standing director of the Chinese Pharmaceutical Association, director of the Chinese Preventative Medical Association, director of the National Board of Chinese Pharmacopoeia from 1954, honorary vice president of China Pharmaceutical Industry Association, from February 1993 through January 1997 was advisor to the State Coordinating and Leading Committee on New Drug Research and Development of China, chairman of the Evaluation Board for Construction Projects in

Biotechnology and advisor in new drug research and development to China's largest pharmaceutical company, North China Pharmaceutical Group. From January 1986 through January 1998, she served as executive vice chairman of the State Committee of Technology of the State Pharmaceutical Administration of China (SPAC).

Madam Jin has was a director from January 1984 through December 1989 of the Sino-Swedish Drug Development Committee established by SPAC and the Swedish Association of Pharmaceutical Industry, for the co-development of new drugs and has a close relationship with several multinational pharmaceutical companies, including Pharmacia, Bayer and Astra. She was the Chinese Government's chief negotiator of China's first and largest ever pharmaceutical joint-venture: the Sino–Swedish Pharmaceutical Corporation.

She has held numerous professorships at China's leading pharmaceutical and medical universities and institutions and has authored and published several pharmaceutical texts and scientific papers.

Since 1991, she has been annually awarded a special subsidy by China's State Council, for contribution in the development of science and technology for the country. Madam Jin devotes 60% of her time to SinoPharm.

Principal Stockholders(1) and Stockholdings of Management

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Common Stock Before Completion of Offering(1)	
Mahmoud S. Aziz(2) 403-1006 Beach Avenue Richmond, B.C., Canada, V6X1Z7	700,000	35%	
Jimmy J. F. Jin(3) 152-11782 River Road Richmond, B.C., Canada, V6X1Z7	200,000	10%	
Radka Milanova (4) 152-11782 River Road Richmond, B.C., Canada, V6X1Z7	100,000	5%	
Zahir Popat(5) 152-11782 River Road Richmond, B.C., Canada, V6X1Z7	25,000	1.25%	
Garland Denty(6) 152-11782 River Road Richmond, B.C., Canada, V6X1Z7	--	--	
Jin Yunhua(7) 152-11782 River Road Richmond, B.C., Canada, V6X1Z7	--	--	← – – Formatted Table
All six Officers and Directors as a group(8)	1,025,000	51.25%	

(1) Applicable ownership percentages were based on 2,000,000 shares issued and outstanding as of October 1, 2004. — Deleted: June

(2) Mahmoud S. Aziz is the president, CEO and a director of SinoPharm Inc.

(3) Jimmy J.F. Jin is the secretary, chief financial officer and a director of SinoPharm Inc.

(4) Radka Milanova is a vice president, chief scientific officer and a director of SinoPharm Inc.

(5) Zahir Popat is a vice president and a director of SinoPharm Inc.

(6) Garland Denty is a vice president of SinoPharm Inc.

(7) Jin Yunhua is a vice president of SinoPharm Inc.

(8) Mahmound Aziz, Jimmy Jin, Radka Milanova, Zahir Popat, Garland Denty and Jin Yunhua.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 110,000,000 shares of stock, $.001 par value per share, of which 2,000,000 shares of common stock are issued and outstanding at the date of this prospectus.

Holders of our common stock are entitled to one vote for each share owned for all matters to be voted on by the shareholders, including the election of directors. Holders of common stock are entitled to receive such dividends as may be declared from time to time by our board of directors out of funds legally available therefore and, in the event of liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. The holders of common stock have no preemptive or conversion rights. The holders of common stock are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock.

We are authorized to issue up to 10,000,000 shares of preferred stock, $.001 par value per share, none of which preferred shares have been issued as of October 1, 2004. The authorized preferred stock may, without action by our shareholders, be issued by the board of directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the board may determine. Accordingly, the board has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation, preferences and conversion rights for any series of preferred stock issued in the future. It is not possible to state the actual effect of the authorization of additional preferred stock upon the rights of holders of the common stock until the board determines the specific rights of the holders of any additional series of preferred stock. The board's authority to issue preferred stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes.

Deleted: June

Dividend Policy

Holders of common stock are entitled to receive such dividends as may be declared by our board of directors. We have not declared or paid cash dividends on our common stock and we do not anticipate that we will pay such dividends in the foreseeable future. Rather, we intend to apply any earnings to the development of our business. Any payment of future dividends on our common stock and the amount of any dividends will be determined by our board of directors and will depend, among other factors, upon our earnings, financial condition and cash requirements, and any other factors our board of directors may deem relevant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SinoPharm has entered into a lease agreement with 543517 B.C. Limited on November 30, 2002 for its 2,500 square foot office, laboratory and warehouse facilities. The rental charges are $430 per month and this lease expires in November 30, 2004. The lease may be renewable for two years upon agreement by both SinoPharm and 543517 B.C. Limited of the amount of the

monthly lease payment. 543517 B.C. Limited is in the business of real estate, owning and renting two apartment buildings and a warehouse in Vancouver, Canada. Shabnam Aziz is a director and the beneficial owner of 543517 B.C. Limited and is the sister of Mahmoud S. Aziz, the president, CEO and director of SinoPharm. 543517 B.C. has no other affiliation to any of SinoPharm's officers and directors.

Deleted: .

Deleted: Shabnam Aziz

During the year ended December 31, 2002, Sino loaned its office/warehouse manager, Anwar Jamal, $8,053. The balance of the loan receivable at June 30, 2004 is approximately $7,200. SinoPharm anticipates that the loan will be repaid by Mr. Jamal on or before December 31, 2004.

During the years ended December 31, 2001, 2002 and 2003, Mahmoud S. Aziz, the president and director of SinoPharm, loaned funds to Sino Pharmaceuticals. The balance of these loans payable at June 30, 2004 is $182,778.

There are outstanding loans owed in the amount of $180,342 as of June 30, 2004, pursuant to four demand notes to Union Venture Trading S.A. Four of the partners of Union Ventures are shareholders of SinoPharm. If demand we made for repayment of these loans, SinoPharm would not likely be able to pay them. and if SinoPharm were able to pay them, it would cause a significant decrease in its liquidity. Other than as a borrower and lender, there is no affiliation between SinoPharm and Union Venture Trading.

There are no other related transactions.

BUSINESS

We were organized under the laws of the state of Nevada on March 31, 2003. We entered into a acquisition agreement with Sino Pharmaceuticals Corporation of British Columbia, Canada to acquire Sino Pharmaceuticals Corporation and its assets and liabilities. The shareholders of Sino Pharmaceuticals Corporation approved the acquisition and we completed the acquisition on March 31, 2003. As a result of the acquisition, we issued 2,000,000 shares of our common stock to the shareholder of Sino Pharmaceuticals Corporation.

Deleted: 0

Sino Pharmaceuticals Corporation was originally incorporated under the laws of British Columbia, Canada on August 3, 2001. After the acquisition of Sino Pharmaceuticals Corporation by SinoPharm Inc., we now are a pharmaceuticals company specializing in the development and production of current generation generic pharmaceuticals, which are generic versions of brand name drugs whose patents have expired within the last two years or shall expire within the next two years, as well as the research, development and commercialization of novel, patentable pharmaceuticals, covering the cardiovascular, oncology and diabetes therapeutic areas.

INDUSTRY OVERVIEW

The life cycle of a pharmaceutical drug begins at the research and development ("R&D") stage where the drug is discovered and developed, makes its way through the regulatory approval process and is ultimately commercialized. After the drugs sales growth levels off, a second manufacturing group comes into play. This group, patented drug manufacturers, either obtain a license to produce the drug or acquires exclusive rights from the R&D firm to produce the drug. The R&D based company then, in turn, ploughs the proceeds of the sale back into its core competency, research and development. Once the patent on the drug expires, production is open to any company that obtains regulatory approval. At this point, the generic manufacturers permeate the market. This causes profit margins to gradually recede. The fourth group of pharmaceutical manufacturers, contract manufacturers, serves all the previously named groups by manufacturing drugs under contract.

Within the context of this drug life cycle, SinoPharm, is currently positioned as both a generic and patented pharmaceuticals manufacturer, with a concomitant R&D base.

Generic Pharmaceuticals

When a medicine is first developed, the company discovering it is afforded a period of patent protection in that only the innovator can manufacture and market the medicine. When the patent expires, other companies can seek permission from the Food and Drug Administration ("FDA") to market an equivalent product under its chemical, or generic name, by filing an Abbreviated New Drug Application (ANDA). In filing its ANDA, the generic manufacturer must prove that the generic version of the product:

- Contains the same active ingredient;
- Is identical in strength, dosage form and route of administration;
- Has the same indications, dosing and labeling;
- Is bioequivalent;
- Meets the same batch-to-batch requirements for strength, purity and quality; and

- Is manufactured under the same strict Good Manufacturing Practice (GMP) regulations as the branded pharmaceutical.

Cost

According to the Washington, D.C. based, Generic Pharmaceutical Association , generic pharmaceuticals can cost between 30% and 60% less than the equivalent, branded product, yet the consumer is getting the same product, manufactured to the same high standards, as the brand-name product. The reason for this is that companies that discover and develop new drugs claim that the cost of research and development, on average, exceeds US$ 400 million per drug. Additionally, this process can take as long as 12 years to complete. As a result, when the innovator sets its price for the brand-name pharmaceutical, it seeks to recover development costs, as well as the money spent on marketing the product, while still returning a profit. For the generic manufacturer, the costs of developing the generic product and getting approval to make and sell it are considerably lower. In addition, generic pharmaceutical companies spend significantly less to market their products. In this way, they can offer the same product at a greatly reduced price. Also, generics result in competition that can help lower prices.

Patented Pharmaceuticals

Patented pharmaceuticals are usually new compounds or molecules (new chemical entities) that are discovered at the R&D stage by innovator pharmaceuticals or biotechnology companies, or universities and research institutes. Using a number of R&D techniques, these companies and institutes will screen new chemical entities, which they have discovered and synthesized, for potential use in treating a specific disease. Once a promising chemical compound or molecule is discovered, the company applies for a patent and, thereafter, enters the development phase, and begins the regulatory approval process leading to potential commercializ ation.

This process is can last from six to eight years, contributing to a new drug's average development cost of US$ 500-850 million, according to the Pharmaceutical Research and Manufacturers of America (PhRMA). When a drug reaches the end of the regulatory approval process, patent protection ensures that pioneer companies can recoup their massive investments in new drugs and, additionally, obtain a defined period of exclusive market protection.

The Drug Approvals Process

All pharmaceutical products must go through a regulatory (FDA or foreign equivalent) drug approval and registration process. There are essentially four phases in the development process as defined by the FDA. The first phase – preclinical research – involves laboratory and animal testing of the compound, which is primarily aimed at establishing safety and efficacy. If successful, the innovator can then file an Investigational New Drug Application (INDA) with the FDA seeking approval to move the compound into a further three-phase process of human testing.

At the successful completion of lengthy human clinical trials, the innovator files a New Drug Application (NDA) submission with the FDA seeking to bring the new compound to market. The process required to establish safety and efficacy can take many years to complete, and can cost hundreds of millions. In order to recapture this investment, the innovator is typically granted a period of market exclusivity through patent protection .

The generic pharmaceutical company, seeking to market an equivalent to an innovator's product (once the market exclusivity on the innovator's product has expired), uses a significantly less costly and faster process, the Abbreviated New Drug Application (ANDA) process. It is essential to understand that the generic manufacturer relies on the safety and efficacy data supplied by the innovator, and only has to prove to the FDA that its product is equivalent to the branded product, by conducting bio-equivalence and bio-availability studies. Once these studies are completed the generic manufacturer incorporates this data, together with information on the product specifications, list of ingredients, manufacturing process, dissolution parameters, quality assurance and quality control of the drug, into a Drug Master File (DMF) which it then submits to the FDA as an essential part of its ANDA application.

When processing an ANDA, the FDA waives the requirement for conducting complete clinical studies as safety and efficacy have already been established by the innovator company. However, it usually requires the generic manufacturer to conduct bioavailability and/or bioequivalence studies of its version of the branded drug.

Bioavailability studies assess the rate and extent of absorption and levels of concentration of a drug in the bloodstream needed to produce a therapeutic effect. Bioequivalence studies compare the bioavailability of one drug product with another, in this case the innovator's product. When bioequivalence is established, it indicates that the rate of absorption and the levels of concentration of a generic product are substantially equivalent to that of the branded product.

The ANDA process eliminates the lengthy and costly clinical research phase of development. As a result, generic pharmaceutic al product development takes approximately two years. Once the FDA approves the ANDA, the generic pharmaceutical company is allowed to commence legal sale and distribution of the generic pharmaceutical in the U.S. market.

The FDA also requires that a company's manufacturing methods conform to current Good Manufacturing Practices ("cGMPs"), as defined in the United States Code of Federal Regulations. The company must follow the cGMPs in all phases of the manufacturing process, and must continuously monitor compliance and measure quality control. If the FDA believes a company is not in compliance with cGMP, it can impose sanctions, which include initiating an action than can result in the recall of products already sold into the marketplace, withholding new product approvals, disqualifying a company from supplying products to federal agencies or preventing a company from exporting products.

Good Manufacturing Practices are standard manufacturing guidelines initially established by the World Health Organizat ion (WHO) for pharmaceutical, radiopharmaceutical, biological and veterinary drugs. These guidelines are further refined by, and incorporated in Food & Drug regulations established by each country. These guidelines are designed to facilitate compliance by the regulated industry and enhance consistency in the application of the regulatory requirements. GMP is concerned with both production and quality control to insure that drugs are consistently produced and controlled to the quality standards appropriat e to their intended use as required by the respective regulatory body.

In general, the basic requirements are:

1. That the manufacturing processes are clearly defined and controlled, and that all critical processes are validated to ensure consistency and compliance with specifications.

2. That any changes to the defined manufacturing processes be evaluated. Changes that have an impact on the quality of the drug must be validated as necessary.

3. That there be: adequate premises and space; suitable equipment; suitable storage and transportation; qualified and trained personnel; correct materials, containers and labels; and approved procedures and instruction manuals.

ANDA Filing Requirements
    At the time of filing an ANDA, the applicant seeking approval of a particular drug covered by an NDA must make one of four certifications about the legal status of patents listed by the NDA holder. They are:

- That the required patent information has not already been filed;
- That the patent has expired;
- That the patent has not expired, but will expire on a particular date; and
- That the patent is unenforceable, invalid or will not be infringed by the drug for which the applicant seeks approval.

Duplicate and Multiple ANDAs
    In instances where more than one ANDA has been filed on a particular drug, the first filed ANDA may be entitled to 180 days of marketing exclusivity following approval against later filed ANDAs. It is usually the case that the first generic company to market will acquire a larger market share. Therefore, an important marketing benefit is provided to the first ANDA applicant who is entitled to 180-day marketing exclusivity.

    The Drug Price and Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, provides this exclusivity provision as an incentive for generic companies to invest in the lengthy and expensive process of challenging suspect patents that protect innovator drug products. This benefit is passed onto the consumer by having access to high-quality and cost-effective drugs.

DMF Filing Requirements for Active Pharmaceutical Ingredient (API)
    A manufacturer or seller of a generic active pharmaceutical ingredient may prepare and file a Drug Master File (DMF) with the FDA in order to sell that API to US producers of the finished product for end use in the US. The DMF must provide information on the product specifications, list of ingredients, manufacturing process, dissolution parameters, quality assurance and quality control of the drug. The DMF is concerned with data and specifications for the manufacturing and quality control processes. The FDA then reviews the submitted DMF, together with the manufacturing facility, and approves the API for sale and distribution to U.S. producers of finished pharmaceuticals. The approval by the FDA of such a DMF does not allow the manufacturer to sell the finished pharmaceutical product, but only to sell the active pharmaceutical ingredient to producers of the finished product.

Manufacturing

SinoPharm does not own any pharmaceutical manufacturing facilities but plans to contract out its drug manufacturing to a certified GMP contract drug manufacturer in China.

PLAN OF OPERATION - Strategy

The Centers for Medicare and Medicaid Services estimates that prescription drug spending in the U.S. alone was US$ 192 billion in 2002, 12% more than in 2001, and is forecast to reach US$ 366 billion in 2010. The aging population, rising pharmaceutical costs and increased drug utilization are key elements contributing to the growth of the pharmaceutical industry as a whole.

Worldwide generic drug sales are projected US$ 57 billion by 2007 according to industry analysts, Datamonitor. The factors driving the international generic drug industry include patent expirations of many of the best-selling drugs within the next decade, the increasing presence of managed care and other cost-containment efforts, and growing expenditures on drug prescriptions. According to Datamonitor, the global generic drugs market is forecast to significantly outperform the patented, branded drugs sector in terms of sales growth between 2003 and 2007. Meanwhile, within the next four years, a total of 42 of 52 blockbuster drugs, with combined global sales of almost US$ 82 billion in 2001, will lose their protected patent status and will ultimately be replaced with generic versions. Market penetration by generic drugs has become increasingly rapid, due to market dynamics resulting from both favorable regulatory and legislative environments and increased demand. Generic drugs now account for approximately 47% of all pharmaceutical prescriptions, up from 13% in 1980 and 19% in 1994 (according to Janssen Pharmaceuticals).

In anticipation of this large, emerging opportunity, Sino Pharmaceuticals Corporation's principal objective is to build upon its current generic pharmaceuticals portfolio and establish itself as a leading, highly competitive, international, generic pharmaceuticals manufacturer that can attain a significant share of the U.S., Canadian and European generic pharmaceuticals markets. The focus of the company's generic pharmaceuticals strategy shall be on manufacturing newly off-patented drugs having large, established markets with defined annual sales of over US$ 800 million.

The company's concomitant objective is to develop novel proprietary, patented pharmaceutical technologies, for potential early-stage out-licensing to large pharmaceutical manufacturers, for further development, commercialization and marketing, as well as in-licensing novel, patented pharmaceutical technologies with preliminary, proven therapeutic indications for further pre-clinical development and subsequent early-stage out-licensing.

To attain these objectives and strategically position itself and facilitate its entry as both a leading and competitive manufacturer and supplier of recently off-patent generic drugs to North America and Europe and an established developer of novel patented pharmaceutical technologies, for early-stage licensing to large pharmaceutical companies, SinoPharm has, since June 2001, recruited and employed pharmaceutical and chemical research scientists from China and established a cooperative scientific R&D collaboration with the Institute of Materia Medica of the Chinese Academy of Medical Sciences, to strengthen its drug development capability.

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PRODUCTS

Generic Pharmaceuticals	**Novel Therapeutic Products**
Medaxol (Paclitaxel)	TDA 8388
Docetaxel (Taxotere)	SP-100
Sinogen (rh-EPO)	
Pravastatin Sodium	

Generic Pharmaceuticals

1. Medaxol

SinoPharm has recently developed and commenced manufacturing and sales of Medaxol, its proprietary, generic version of Bristol-Myers Squibb's leading anti-cancer drug, Taxol (Paclitaxel), which, according to Bristol-Myers Squibb, generated sales of over US$ 1.6 billion in 2000.

Paclitaxel is an anti-cancer compound originally obtained from the bark of the Pacific Yew tree, *Taxus brevifolia*, which is now an endangered species due to excessive harvesting. It is a major chemotherapeutic agent that is currently prescribed worldwide to treat the most aggressive forms of ovarian, lung and breast cancer, as well as AIDS related Kaposi's sarcoma.

SinoPharm has developed its proprietary technology of extracting paclitaxel from the Chinese Yew tree, *Taxus chinensis*, in such a manner that yields large amounts of biomass, without harming the plant itself. This technology provides SinoPharm with a plentiful and renewable source of primary material to ensure its ability to supply the growing needs of the world market. Medaxol was developed by Mr. Aziz at a laboratory in Xian, China, where it is currently produced on an as required basis.

SinoPharm intends to secure the services of a pharmaceutical manufacturer at a U.S. FDA compliant facility in China for its Medaxol active pharmaceutical ingredient (API) within the next six months. Also, within the next six months, SinoPharm intends to file a DMFs (Drug Master File) with the U.S. FDA. for its active pharmaceutical ingredient (API), Medaxol. A DMF for an active pharmaceutical ingredient is a complete and comprehensive record of the specifications, manufacturing process, dissolution parameters, quality assurance and quality control of an active pharmaceutical ingredient being manufactured, including the pharmaceutical raw materials used. The DMF is concerned with data and specifications for the manufacturing and quality control processes. The U.S. FDA then reviews the submitted DMF, together with the manufacturing facility, and approves it for sale and distribution to U.S. manufacturers of finished pharmaceuticals . The approval by the FDA of such a DMF does not allow the manufacturer to sell the finished pharmaceutical product, but only to sell the active pharmaceutical ingredient to producers of the finished product. We hope to obtain approval of the first API DMF for Medaxol by December 2004 at the earliest, and immediately thereafter commence sales of our active pharmaceutical ingredient in the United States.

SinoPharm currently generates all of its revenues from the sale of its Medaxol active pharmaceutical to other companies for further sale to end users in the non-regulated South American, Latin American and African markets. Medaxol is manufactured by Chengzhi Life Science Company Ltd. at its laboratory in Xian, China.

SinoPharm estimates that in will spend a total of approximately $100,000 from the proceeds of this offering to complete the preparation and filing of the API DMF with the U.S. FDA and to commence manufacturing of the API at a U.S. FDA approved plant in China. SinoPharm intends to sell the API directly to manufacturers of finished paclitaxel products and to manufacturers of paclitaxel-coated cardiovascular stents in the U.S.

2. Docetaxel

This is SinoPharm's proprietary, generic version of Aventis' cancer drug, Taxotere which generated sales of US$ 1 billion in 2001 and is an antineoplastic agent, which is a model of treatment used to kill cancer cells and tumors by chemotherapy, belonging to the taxoid family. Taxotere is a semi-synthetic chemotherapeutic (a chemical that kills cancer cells and that is chemically synthesized from a naturally derived starting material) drug used in the treatment of advanced metastatic cancer, which is any cancer that has spread beyond its local origin to other parts of body, and advanced non-small-cell lung cancer (NSCLC). It is the first chemotherapeutic agent to be approved by the U.S. FDA for the second-line treatment of advanced NSCLC.

Docetaxel was developed by our president, Mr. Aziz. SinoPharm intends to secure the services of a pharmaceutical manufacturer at a U.S. FDA compliant facility in China for its Docetaxel active pharmaceutical within the next six months. Also, within the next six months, SinoPharm intends to file an API DMF with the U.S. FDA for Docetaxel. We hope to obtain approval of the DMF by December 2004 at the earliest, and immediately thereafter commence sales of our active pharmaceutical ingredient in the United States.

3. Sinogen

Sinogen is SinoPharm's proprietary, generic version of Amgen's and Johnson & Johnson's best selling drugs, Epogen (Epoetin Alfa) and Procrit. Both Epogen and Procrit were in the list of top ten selling drugs in the U.S in 2001, achieving combined sales of US$ 5.9 billion. Amgen's patent for Epogenexpired in December 2003.

Amgen's drug Epogen (EPO) is a genetically engineered biotechnology drug – a recombinant DNA version of a human protein that stimulates the production of red blood cells – and is widely used in the treatment of anemia associated with chronic renal failure in dialysis patients. SinoPharm has exclusively licensed a generic version of this drug from NCPC Gene Tech Biotechnology Development Co., Ltd.

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Sinogen-API: SinoPharm intends to utilize approximately $50,000 from the proceeds of this offering to prepare an API DMF for its Sinogen active pharmaceutical ingredient for filing of the DMF with the U.S. FDA by December 2004 and, thereafter, commence U.S. FDA inspections of our supplier's (NCPC Gene Tech Biotechnology Development Co., Ltd.) manufacturing facility in China. We hope to obtain approval of the API DMF for Sinogen in May 2005 at the earliest, and immediately thereafter commence sales of Sinogen as a Erythropoetin API (active pharmaceutical ingredient) to pharmaceutical manufacturers and formulators in the United States and Canada.

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Sinogen generic: In anticipation of the U.S. FDA's development of its generic biologics drug protocol and approval process, which is currently not established, SinoPharm also plans to commence bioavailability and bioequivalence studies on its formulated Sinogen, with the aim of

preparing a generic drug DMF for further inclusion in its ANDA (Abbreviated New Drug Application) filing with the FDA, thereby allowing the sale of this finished generic version . SinoPharm believes that it will cost approximately $350,000 for it to prepare, complete and file the Sinogen ANDA with the FDA. SinoPharm anticipates filing an ANDA on its formulated Sinogen by mid 2005.

4. Pravastatin Sodium

This is SinoPharm's proprietary, generic version of Bristol-Myer Squibb's cholesterol lowering drug, Pravachol, which attained sales of US$ 1.37 billion in the U.S. alone in 2001.

It is a leading statin drug prescribed for people with high cholesterol or heart disease. Clinical studies have shown that it not only reduces high cholesterol, but it is the only statin proven to reduce the risk of first and second heart attacks. Pravastatin sodium lowers cholesterol by blocking the enzyme that makes cholesterol in the body. SinoPharm developed this drug at a laboratory in China.

SinoPharm intends to utilize approximately $50,000 from the proceeds of this offering to prepare and file an API DMF for its pravastatin active pharmaceutical ingredient and plans to file this DMF with the U.S. FDA by December 2004. Upon the FDA's approval, SinoPharm shall be able to sell and distribute its Pravastatin active pharmaceutical ingredient in the U.S. market. SinoPharm is planning on conducting bioequivalence studies on its finished generic Pravastin sodium at an estimated cost of $100,000, with the intent of preparing and completing, at a cost of approximately $250,000 its generic DMF and filing an ANDA in June 2005. SinoPharm anticipates approval of its filing by August 2007 after which, upon approval by the FDA, it would be able to sell its generic version in the U.S. market.

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Novel Therapeutic Products

1. TDA8388

TDA8388 is SinoPharm's proprietary, novel topical antiviral pharmaceutical, indicated for the treatment of Herpes Simplex viruses type I and II (HSV-I and HSV-II) infections, such as herpes skin, herpes labialis and genital herpes, has recently successfully completed Phase IV clinical trials in China. TDA8388 is anticipated to be positioned as a competitor to GlaxoSmithKline's top selling, Valtrex and Zovirax, antivirals which had global sales of US$ 986 million in 2000.

TDA8388 strongly inhibits the replication of viral DNA synthesis by preventing or inhibiting the enzyme (DNA polymerase) required to initiate DNA synthesis in the virus, which therefore prevents the virus from replicating and reproducing (DNA synthesis), with few side effects on the synthesis of normal cells.

Phase I to Phase IV clinical trials carried out at fifteen large hospitals in China, including Peking Union Hospital, has demonstrated that TDA8388 is a safe and highly effective antiviral drug for viral skin diseases. Review and validation of these clinical trials and studies, at an estimated cost of $18,000 is now being conducted in North America by, Dr. Stuart Maddin, for potential early stage licensing to a major pharmaceuticals company. SinoPharm anticipates conducting additional viral screening and bacteriological assays on TDA8388 at an estimated cost of $38,000.

Viral screening of this topical antiviral pharmaceutical and its effective comparison against the industry standard, acyclovir, is currently being carried out and the results of these trials are expected by the end of November 2004. Pending favorable results, the SinoPharm plans to then license this drug to a large pharmaceutical company for further development and commercialization.

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TDA8388 was exclusively licensed by SinoPharm, from China's Institute of Materia Medica (IMM), for worldwide manufacturing and sales, excluding China. We currently obtain TDA8388 from IMM.

2. SP-100

Cholesterol is an important building block required by the body as a component of the outer layer of our cells. Sometimes, however, our bodies may produce more cholesterol than it needs. High blood cholesterol levels are a major contributing factor to the growing incidence of cardiovascular disease and cholesterol management is one of the biggest issues in nutrition today, creating a large untapped market for new product introductions.

SinoPharm is developing its proprietary SP-100 as a potential first-line therapy for the treatment of cardiovascular disease, by lowering blood serum cholesterol levels.

On July 20, 2004, SinoPharm filed U.S. Patents applications for the chemical structure, process and use of our cardiovascular molecule. Thereafter, we intend to proceed with laboratory scale synthesis of this new molecule and, then conduct pre-clinical trials and toxicology studies on animal models, by December 2004. Based on the results of the pre-clinical trials, SinoPharm plans to then license this technology to a large pharmaceuticals company, for further development and commercialization.

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Markets

The primary market for all of SinoPharm's proposed products is the United States. SinoPharm intends to sell its products through established U.S. distributors of generic pharmaceuticals and also directly to pharmaceuticals manufacturers. SinoPharm has conducted marketing studies for all its products and has concluded that significant markets exist for all its products in the U.S.

Collaborative agreements

We rely to a significant extent on the Institute of Materia Medica ("IMM") to support the development of new products, and *NCPC GeneTech*, both of which organizations are located in China. The Joint Cooperation Agreement with IMM is an agreement to develop, license and market IMM's existing drugs in the North American and European markets and, further, to jointly research, develop and commercialize new drugs for these markets. The agreement also provides SinoPharm with full access to IMM's contract manufacturing and outsourcing facilities at its Beijing Union Pharmaceuticals Factory. Any and all specific work or projects conducted under this Joint Cooperation Agreement shall be done on a pre-arranged, mutually agreed fee or cost basis between SinoPharm and IMM. This agreement expires on November 21, 2007. SinoPham has received Medaxol from the Institute of Material Medica. While we are not obligated to expend any funds pursuant to our agreement, we estimate that it will cost us approximately $100,000 to further develop and manufacture medaxol.

The Exclusive Licensing Agreement between SinoPharm, IMM and Beijing Union Pharmaceutical Factory, is an exclusive licensing agreement, granting SinoPharm worldwide manufacturing and marketing rights to IMM's TDA8388 active pharmaceutical ingredient (API), cream and ointment, in bulk and in finished formulation form. Under this agreement, IMM guarantees to supply the API and/or the formulated cream or ointment to SinoPharm at a competitively, and mutually agreed price. SinoPharm is responsible for all financial costs of reviewing and validating IMM's scientific and clinical data, and conducting its own independent viral screening and other necessary pre-clinical work required for early-stage licensing to a large pharmaceutical company. We estimate that it will cost $38,000 to complete the review and validation studies on TDA8388. SinoPharm has exclusive manufacturing, sales, marketing and distribution rights for all countries worldwide, outside China. SinoPharm also has full rights to sub-license and transfer all its rights contained in this agreement to a third party collaborator. The term of this Agreement expires on January 3, 2013.

The Exclusive Licensing Agreement with NCPC Gene Tech Biotechnology Co. Ltd. grants SinoPharm exclusive importation, sales, marketing and distribution rights, in Canada, USA and Mexico, to Gene Tech's r-EPO active pharmaceutical ingredient (sinogen). Under this Agreement, Gene Tech shall supply the Company with its r-EPO API at a reasonable market price to be mutually agreed between both parties. SinoPharm is able to sell this drug under its own brand or trademarks or under Gene Tech's, at its sole option. SinoPharm is also responsible for all the necessary work required for regulatory approval of the r-EPO in Canada, USA and Mexico and for all the financial costs involved in this work, which we estimate will be $400,000. This agreement expires on December 4, 2007.

In the event that the Institute of Materia Medica or *NCPC GeneTech* do not provide their drugs to us, we would have to develop new drugs ourselves.

Customers

Currently, our revenues come primarily from the sale of our active pharmaceutical ingredient, Medaxol, to four manufactures of finished formulations for sale into the non-regulated South American, Latin American and African markets. Our biggest customers that purchase our active pharmaceutical ingredients, King Ventures Ltd. and Living Synergy Inc., account for approximately 90% of our revenue. We do not have any contracts with our customers. If we were to lose one or both of these major customers we would lose a significant source of our revenue.

During the year ended December 31, 2002, two customers accounted for 91.6% of our revenues. We had revenues of $290,354 from Soma Health. This was 57.3% of total revenues for 2002. We had revenues of $173,334 from Living Synergy. This was 34.3% of total revenues for 2002. The total revenue for 2002 was $507,031.

During the year ended December 31, 2003, one customer accounted for 89.8% of our revenues. We had revenues of $414,184 from Living Synergy. The total revenue for 2003 was $461,324. During the six months period ended June 30, 2004, one customer accounted for all of our revenues. We had revenues of $158,484 from King Ventures Ltd.

Suppliers

We currently have four suppliers for our bulk active ingredients. We have no contracts with our suppliers. For our supplies, we generally seek quotes and shop around for best prices.

Our principal suppliers are: Kaneka Corporation, Living Synergy Inc., and Chengzhi Life Science Company Ltd. The only supplier that we have for our medaxol active pharmaceutical ingredient is Chengzhi Life Science Company in China. They are the only FDA approved manufacturing facility in China for medaxol. Any significant problem that Chengzhi Life Science experiences could result in a delay or interruption in the supply of medaxol to us until they cure the problem or until we locate an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations, which could negatively affect our ability to deliver our products to purchasers and be unable to realize income. SinoPharm believes that the availability of the active ingredients appear to be stable and assured from these suppliers for the next few years, although no long term supply contracts have been entered into by SinoPharm.

Competition

Our business is characterized by intensive research efforts. We compete with pharmaceutical companies, many of whom are developing or can be expected to develop products similar to ours. Our competitors include many companies, research institutes and universities that are working in a number of pharmaceutical or biotechnology disciplines to develop therapeutic products similar to those we are currently investigating. Most of these competitors have substantially greater financial, technical, manufacturing, marketing, distribution and/or other resources than us. In addition, many of our competitors have experience in performing human clinical trials of new or improved therapeutic products and obtaining approvals from the FDA and other regulatory agencies. We have no experience in conducting and managing later-stage clinical testing or in preparing applications necessary to obtain regulatory approvals. Accordingly, it is possible that our competitors may succeed in developing products that are safer or more effective than those that we are developing and may obtain FDA approvals for their products faster than we can. We expect that competition in this field will continue to intensify.

SinoPharm's primary competitors are the other generic pharmaceutical manufacturers who sell their products into the North American market such as, Dr. Reddy's Laboratories, Ranbaxy Laboratories, Mylan Laboratories, Ivax Corporation, TEVA Pharmaceuticals, Barr Laboratories, Watson Pharmaceuticals, Geneva Pharmaceuticals and Andrx Corporation. Many of our competitors are more established than we are, have significantly greater financial, technical, marketing and other resources than we. Some of our competitors have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies.

SinoPharm's competitive strategy is to supply pharmaceuticals, particularly generic active pharmaceutical ingredients and finished generic pharmaceuticals, that are developed and manufactured in China, of equal quality (purity) at significantly lower prices than the existing generic products being supplied in the U.S. market, by North American, European and Israeli manufacturers. SinoPharm believes that U.S. generic pharmaceuticals distributors are seeking to purchase the most competitive, equivalent quality, generic products and are, therefore, increasingly resorting to purchasing from recognized developing countries, such as India and

China, at the expense of U.S. manufacturers. We intend to create greater brand awareness for our brand name so that we can successfully compete with these competitors. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

Intellectual Property

We currently do not hold any patents. SinoPharm owns proprietary production and formulation technology associated with its Medaxol, Docetaxel and TDA8388 products. SinoPharm believes that it has proprietary production and formulation technology associated with its medaxol and docetaxel products such that they can be manufactured in China resulting in the extraction of the key ingredient for medaxol and docetaxel from the Chinese Yew tree, *Taxus chinensis*, in such a manner that yields large amounts of biomass, without harming the plant itself. SinoPharm believes that patenting of this proprietary production and formulation technology would likely result in the copying of the know-how by other manufacturers who currently produce, and who potentially would aim to produce, paclitaxel and docetaxel. SinoPharm believes that it has proprietary production and formulation technology associated with the chemical formulation and production of TDA8388. SinoPharm is studying the potential to patent this formulation. We cannot assure you that our competitors will not independently learn or develop similar or superior technology. We do not own any other intellectual property. We filed U.S. patent applications covering structure, process and use of our first novel cardiovascular drug, SP-100, on July 20, 2004. We cannot assure you that our patent applications will be granted.

Employees

We have 2 full-time employees. Our employees are not represented by a union. We considers our relations with our employees to be satisfactory.

Regulation

SinoPharm must obtain regulatory approval of its products in the United States from the Food & Drug Administration ("FDA"), in Canada from the Health Protection Branch (HPB) of Health Canada, and in China from the State Food and Drug Administration of China (SFDA). The FDA, HPB and SFDA have substantial requirements for therapeutic products. Such requirements often involve lengthy and detailed laboratory, clinical and post-clinical testing procedures. It often takes companies many years to satisfy these requirements, depending on the complexity and novelty of the product. The review process is also extensive which may delay the approval process even more. As yet, we have not obtained any approvals to market our products. Further, we cannot assure you that the FDA or other regulatory agency will grant us approval for any of our products on a timely basis, if at all. Even if regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market.

Although we believe we have systems and procedures in place to ensure compliance with these requirements and believe that we currently are in compliance in all material respects with applicable federal, state and local laws, rules, regulations, there can be no assurance of full compliance with current laws, regulations and rules, that more restrictive laws, regulations and rules will not be adopted in the future, or that existing laws, regulations and rules. The occurrence of any such event could make compliance substantially more difficult or expensive, expose us to claims and administrative enforcement actions, or otherwise materially and adversely affect our business, financial condition and prospects.

Indemnification

Under the Nevada Business Associations Act Title 7, Chapter 78, the articles of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty. If this type of limiting provision is included in articles of incorporation, such a provision cannot eliminate or limit the liability of a director or officer for (a) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of an unlawful distribution to stockholders.

SinoPharm's Articles of Incorporation contain the provision that no director or officer of SinoPharm shall be personally liable to SinoPharm or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. SinoPharm's By-Laws provide that SinoPharm shall indemnify any and all of its directors and officers, and its former directors and officers, or any person who may have served at SinoPharm's request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of SinoPharm, or of such other corporation, except, in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Law, agreement, vote of shareholders or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

SinoPharm Inc. may make certain statements in this prospectus, including, without limitation statements that contain the words "believes," "anticipates," "estimates," "expects," and words of similar import, constitute "forward-looking statements." Forward-looking statements may relate to our future growth and profitability; the anticipated trends in our industry; our competitive strengths and business strategies. Further, forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions relating to our operations, financial condition and results of operations. For a discussion of factors that may affect the outcome projected in such statements, see "Risk Factors." If any of these risks or uncertainties materialize, or if any of the underlying assumptions prove incorrect, actual results could differ materially from results expressed or implied in any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect events or circumstances arising after the date of this prospectus.

SinoPharm believes that the generic pharmaceutical industry presents a very large emerging opportunity. Worldwide generic drug sales are projected US$ 57 billion by 2007 according to industry analysts, Datamonitor.   The factors driving the international generic drug industry include patent expirations of many of the best-selling drugs within the next decade, the increasing presence of managed care and other cost-containment efforts, and growing expenditures on drug prescriptions.   Generic drugs now account for approximately 47% of all pharmaceutical prescriptions, up from 13% in 1980 and 19% in 1994 (according to Janssen Pharmaceuticals).

SinoPharm's principal objective is to enter the generic pharmaceutical market and establish itself as a leading, highly competitive, international, generic pharmaceuticals manufacturer that can attain a significant share of the North American generic pharmaceuticals markets.   To attain its objectives SinoPharm has recruited and employed pharmaceutical and chemical research scientists from China and established cooperative scientific R&D collaborations pharmaceutical research institutes and organizations in China, to strengthen its drug development capability.

We specialize in the research, development and production of generic pharmaceuticals, which are bio-equivalent copies of brand name drugs whose patents have recently expired or will soon be expiring.   We also plan to engage in the research, development and commercialization of novel, patentable pharmaceuticals.   All of our generic products have all been originally developed in China, and have been licensed to us for development in North America, while our novel cardiovascular drug, SP-100 was developed in-house. Currently, our pharmaceuticals are directed to the cardiovascular, oncology and diabetes therapeutic areas.

We rely to a large extent on our collaborative agreements with two organizations in China, the Institute of Materia Medica and NCPC GeneTech, to support the development of new products. Under the collaboration agreement, the Institute of Materia Medica agreed to provide and license its existing drugs for product development in North America. Under the Exclusive Licensing Agreement with NCPC GeneTech, we are exclusively licensed its sinogen active pharmaceutical ingredient.

We do not yet have any regulatory approval to sell any of our products for end use in North America.   In order to receive regulatory approval in North America, we will need to complete the preparation and filing of DMFs (Drug Master Files) to sell to U.S. manufactures our bulk active pharmaceutical ingredients , complete bioequivalence and bioavailability studies, complete preclinical and clinical studies, for further submission of an ANDA (Abbreviated New Drug Application), thereby allowing the sale of a finished product generic version.

We currently derive our revenues income primarily from the proceeds of the sale of our Paclitaxel active pharmaceutical ingredient, Medaxol, to manufacturers of finished dosage Paclitaxel for resale into unregulated countries such as in Latin and South America, and Africa. Our principal customers for our medaxol are Living Synergy Inc. and King Ventures Ltd. We do not have any manufacturing facilities.   Medaxol is manufactured by Chengzhi Life Science Company Ltd. at its laboratory in Xian, China on an as requested basis. We intend to secure the services of a pharmaceutical manufacturer at a U.S. FDA compliant facility in China for the manufacture of future products.

RESULTS OF OPERATIONS AND ANALYSIS OF FINANCIAL CONDITION

Revenues

Total revenues for the year ended December 31, 2003 were $461,324 compared to $507,031 for the year ended December 31, 2002. For the six months ended June 30, 2004, SinoPharm had total sales of $158,484 compared to total sales of $88,983 for same period in 2003. Revenues consist primarily of fees collected from the sale of its Medaxol active pharmaceutical ingredient. Our gross revenues for 2003 declined approximately 9% from 2002 because we sold less Medaxol API, due to our purchasing less Medaxol as a result in cost increases from our supplier. Our gross revenues for the first half of 2004 greatly increased over the same period in 2003 because during the first quarter of 2004, King Ventures Ltd. greatly increased its purchases of Medaxol from us over the same period of last year. Because of the increases in sales to King Ventures so far this year, and because King Ventures has indicated that they anticipate continued purchases from us this year, we anticipate that our gross revenues for the full 2004 year will return to at least the same level as in 2002.

Costs and Expenses

SinoPharm had costs and expenses for year ended December 31, 2003 in the amount of $540,790 compared to $673,261 for the same period ended December 31, 2002. Expenses for the year ended December 31, 2002 include research and development costs in the amount of $119,224 paid to Xi'an Jory Pharmaceutical to acquire the process and technology of extracting Paclitaxel from the Chinese Yew tree in order to make medaxol. Costs and expenses for the six months ended June 30, 2004 were $191,711 compared to $125,889 for the same period in 2003. Costs and expenses consist primarily of supplies, chemicals, selling and marketing expenses and general and administrative expenses. While our gross costs remained stable between 2002 and 2003, the cost from our supplier of Medaxol slightly increased resulting is SinoPharm having less Medaxol available for resale. The increase in our costs for the first half of 2004 over 2003 reflect a much higher level of our purchases corresponding to the increase in our sales.

Net Income

SinoPharm had net loss for the year ended December 31, 2003 in the amount of ($92,360) compared to a net loss of ($174,237) for the year ended December 31, 2002. Net loss for the six months ended June 30, 2004 was (39,356) compared to a net loss of ($42,725) for the same period in 2003. We believe that the decrease in our net loss in 2003 over 2002 is attributable to the research and development costs of $119,224 that the Company incurred during 2002. This was offset by a slight increase in the cost of Medaxol from our supplier, which resulting in our purchasing less Medaxol API, and therefore having less product available for resale to our customers. We believe that we will be able to purchase enough Medaxol API for resale at a sufficient margin to finish 2004 without a net loss.

Deleted: increase

Liquidity and Capital Resources

For the six months ended June 30, 2004, SinoPharm provided approximately $934 in cash flow from operating activities. At June 30, 2004, SinoPharm had total current assets of $148,414. We had a net working capital deficit of $(385,938) at June 30, 2004. Net stockholders' deficit for SinoPharm was ($381,090) as of June 30, 2004.

At June 30, 2004 SinoPharm had only $170 in cash on hand. To date, SinoPharm has funded its activities primarily from loans. For the six months ended June 30, 2004, SinoPharm had an increase in accounts receivable in the amount of $109,852 and an increase in accounts payable in the amount of $124,929. For the year ended December 31, 2003, we used approximately $67,000 in the proceeds of loans for operating activities and about $6,600 in cash for investing activities. We expect that we will be able to satisfy our cash requirements for the next twelve months from the proceeds of this offering.

There are outstanding loans owed in the amount of $180,342 as of June 30, 2004, pursuant to four demand notes to Union Ventures at the rate of 6%, and $182,778 pursuant to demand notes without interest to Mr. Aziz, our president. If demand we made for repayment of these loans, SinoPharm would not likely be able to pay them, and if SinoPharm were able to pay them, it would cause a significant decrease in its liquidity.

The primary trends affecting our business of generic pharmaceuticals are the expiration of patents of many of the best-selling drugs within the next decade which may provide opportunities for us; the increasing presence of managed care and other health care cost-containment efforts, and the overall growing expenditures on drug prescriptions, which we believe will result in increased spending by consumers of generic drugs. While we currently are able to obtain technology and product from China at lower economic costs than we would be able to in North America, we believe the primary uncertainty that we face to be the future political and economic conditions in China. Management believes that there are no other known material trends, events or uncertainties that have or are reasonably likely to have a material impact on our short-term or long-term liquidity.

DESCRIPTION OF PROPERTY

Sino Pharmaceuticals Corporation entered into a lease agreement with 543517 B.C. Limited on November 30, 2002 for its 2,500 square foot office, laboratory and warehouse facilities. The rental charges are $430 per month and this lease expires in November 30, 2004. Shabnam Aziz, a director of SinoPharm Inc. and also is the sister of Mahmoud S. Aziz, is a director and beneficial owner of 543517 B.C. Limited. SinoPharm and Sino Pharmaceuticals currently utilizes 40% of the existing space, conducting administrative and basic research and development work at this office. There is sufficient expansion capability in the current space for future operations.

MARKET FOR THE SHARES AND RELATED STOCKHOLDER MATTERS

Our common stock is not listed or quoted at the present time, and there is no public market for our common stock. There can be no assurance that a public market for our common stock will ever develop. We intend to qualify our common stock for trading on the OTC Bulletin Board or other public market after the registration statement, of which this prospectus is a part, becomes effective.

We have no options or warrants outstanding at the current time.

Currently, there are 2,000,000 outstanding shares of our common stock. This prospectus is part of a registration statement that covers 3,00,000 shares of our common stock to be sold and issued by SinoPharm. In the event that SinoPharm does sell all proposed 3,000,000 shares of common stock, there would be 5,000,000 shares of our common stock then outstanding.

In the event that a public trading market develops for our shares, they may be classified as a "penny stock" depending upon their market price and the manner in which they are traded. Section 3(a)(51) of the Securities Exchange Act of 1934 defines a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share and is not admitted for quotation and does not trade on the Nasdaq Stock Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotations and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his entire investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

Executive Compensation

The following table sets forth all compensation paid by us to the chief executive officer and the four most highly compensated executive officers for services rendered during the last three completed fiscal years. No executive officer or director has received any compensation. SinoPharm has only paid its office/warehouse manager, Anwar Jamal.

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | Long-Term Compensation Awards | | All Other Compensation |
		Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs	
Anwar Jamal	2003	20,000	-	-	-	-
Manager	2002	20,000	-	-	-	-
	2001	4,000	-	-	-	-

Director Compensation

       Directors currently receive no cash compensation for their services in that capacity. Reasonable out-of-pocket expenses may be reimbursed to directors in connection with attendance at meetings.

EXPERTS

       The Consolidated Financial Statements and Related Financial Statement Schedules incorporated in this prospectus have been audited by CPA., independent auditors, as stated in their reports, and have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Additional information

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement as permitted by applicable SEC rules and regulations. Statements in this prospectus about any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement, or document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and the validity of each such statement is limited by this reference.

Copies of our reports, proxy statements and other information may be inspected and copied, and can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that include reports, proxy statements and other information. The address of the SEC Web site is http://www.sec.gov.

We will furnish to our shareholders annual reports containing audited financial statements reported on by independent public accountants for each fiscal year and make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24. *Indemnification of Directors and Officers.*

The Nevada Business Association Act (Title 7, Chapter 78) permits the inclusion in the articles of incorporation, provisions limiting or eliminating the personal monetary liability of directors to a corporation or its shareholders by reason of their conduct as directors. SinoPharm's Articles of Incorporation contain the provision that no director or officer of SinoPharm shall be personally liable to SinoPharm or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

SinoPharm's bylaws allow for the elimination of personal monetary liability on the part of a director to the fullest extent permitted by Nevada law. A shareholder is able to prosecute an action against a director for monetary damages for any action taken, or any failure to take any action, as a director, for the amount of financial benefit received by a director for which he is not entitled, an intentional infliction of harm on the corporation or shareholders, a violation of Section 78.300 of the Nevada Business Association Act or an intentional violation of criminal law.

ARTICLE XI of the Bylaws of the Registrant provide as follows:

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a.) **Directors Officers.** The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada Business Association Act; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada Business Association Act or (iv) such indemnification is required to be made under subsection (d).

(b.) **Employees and Other Agents.** The corporation shall have power to indemnify its employees and other agents as set forth in the Nevada Business Association Act.

(c.) **Expense.** The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said mounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d.) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standard of conduct that make it permissible under the Nevada Business Association Act for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed in the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada Business Association Act, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

(e.) **Non-Exclusivity of Rights.** The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or

disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada Business Association Act.

(f.) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g.) **Insurance.** To the fullest extent permitted by the Nevada Business Association Act, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h.) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i.) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(j.) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(i.) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii.) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii.) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

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(iv.) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

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(v.) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SinoPharm pursuant to the foregoing provisions, or otherwise, SinoPharm has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SinoPharm of expenses incurred or paid by a director, officer or controlling person of SinoPharm in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, SinoPharm will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 25. *Other Expenses of Issuance and Distribution.*

The following table sets forth the estimated costs and expenses of Sino Pharmaceuticals Corporation in connection with the offering described in the Registration Statement.

Securities and Exchange Commission Registration Fee	$ 100
Legal Fees and Expenses	15,000
Accounting Fees and Expenses	25,000
Other Expenses	2,500
Total Expenses	$42,600

Item 26. *Recent Sales of Unregistered Securities.*

On March 31, 2003, pursuant to the closing of the acquisition agreement and in consideration for the acquisitions of Sino Pharmaceuticals Corporation, SinoPharm Inc., issued a total of 2,000,000 shares to the shareholders of Sino Pharmaceuticals Corporation in reliance on Section 4(2) of the Securities Act as no public offering was involved.

Item 27. *Exhibits*

Exhibit Number	Description	Reference
2.1	Acquisition Agreement between Registrant and Sino Pharmaceuticals Corporation	*
3.1	Articles of Incorporation of Registrant, dated March 31, 2003	*
3.2	By-laws of Registrant	*
4.1	Form of Common Stock Certificate	*
5.1	Opinion of Kevin M. Sherlock, Esq. as to the legality of securities being registered (includes consent).	*
10.1	Exclusive Technology Purchase Agreement with Xi'an Jory	*
10.2	Joint Cooperative Agreement with IMM	*
10.3	Exclusive Licensing Agreement with GeneTech	*
10.4	Exclusive Licensing Agreement with IMM-BUPF	*
10.5	Letter Agreement with Dr. Stuart Maddin	*
10.6	Loan Agreement with Union Ventures Trading	*
10.7	Loan Agreement with Union Ventures Trading	*
10.8	Loan Agreement with Union Ventures Trading	*
10.9	Loan Agreement with Union Ventures Trading	*
10.10	Office lease agreement	*
21	List of Subsidiaries	*
23.1	Consent of legal counsel	*
23.2	Consent of Auditors.	*

_____

*   Filed herewith

Item 28. *Undertakings*

(a)   Rule 415 Offering. The undersigned Registrant hereby undertakes:

     (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   For determining any liability under the Securities Act of 1933 (the "Securities Act"), to treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at the time to be the initial bona fide offering.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   Imdemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richmond, B.C., Canada, on October 20, 2004. Deleted: August 27

SINOPHARM INC., a Nevada corporation

/s/ Mahmoud S. Azix
Mahmoud S. Aziz, Chairman of the Board, President and Chief Executive Officer

/s/ Jimmy J.F. Jin
Principal Financial Officer, Principal Accounting Officer, Secretary, Treasurer and Director

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature and Title	Date
/s/ Mahmoud S. Aziz Mahmoud S. Aziz, Chairman of the Board, President and Director	October 20, 2004 *Deleted: August 27*
/s/ Jimmy J.F. Jin Jimmy J.F. Jin, Director, Principal Financial Officer, Principal Accounting Officer, Secretary and Treasurer	October 20, 2004 *Deleted: August 27*
/s/ Zahir Popat Zahir Popat, Director	October 20, 2004 *Deleted: August 27*
/s/ Dr. Radka Milanova Dr. Radka Milanova, Director	October 20, 2004 *Deleted: August 27*

Exhibit 2.1

ACQUISITION AGREEMENT

Sino Pharmaceuticals Corporation, a British Columbia corporation
Acquired by
SinoPharm Inc., a Nevada corporation

1.   Parties to the Acquisition; Effective Date.   Pursuant to the provisions of the Nevada Statutes, Sino Pharmaceuticals Corporation, a British Columbia, Canada corporation ("Sino Pharmaceuticals"), shall be acquired by SinoPharm Inc., a Nevada corporation ("SinoPharm").   The Acquisition ("Acquisition") shall become effective at such time (the "Effective Time") on the date of the closing.

2.1   Closing. The closing of the Acquisition contemplated by this agreement shall take place on March 31, 2003, or at such other date and place as the parties may mutually agree. The actual date of such closing is referred to herein as the "Closing."   It is the Parties intention that for federal and applicable state income tax purposes, this Acquisition qualify as a tax-free contribution under Section 351 of the Internal Revenue Code of 1986, as amended.

2.2   Effect of the Acquisition.   From and after the Effective Time, (i) Sino Pharmaceuticals shall continue its corporate existence as a British Columbia, Canada corporation and shall be a wholly owned subsidiary of SinoPharm; (ii) the articles of incorporation and bylaws of SinoPharm in effect immediately prior the Effective Time shall continue to be its articles of incorporation and bylaws until amended or repealed in a manner provided by law; and (iii) each of the directors and officers of SinoPharm in office immediately prior to the Effective Time shall become the directors and officers of SinoPharm, if they have not resigned as of the Effective Time, until their respective successor are duly elected or appointed.

2.3   Conversion of Outstanding Shares. Each one (1) share of Sino Pharmaceuticals Common Stock that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Acquisition of Sino Pharmaceuticals by SinoPharm, at the Effective Time, and without any further action on the part of either Sino Pharmaceuticals and SinoPharm or any holder of outstanding Common Stock, be cancelled and extinguished and automatically converted into one (1) share of validly issued, fully paid and nonassessable SinoPharm common stock, contingent only upon approval of the Acquisition by the Sino Pharmaceuticals shareholders.   At the close of the conversion, the former shareholders of Sino Pharmaceuticals shall hold 100% of the issued and outstanding common stock of SinoPharm.

3.   Representations of Sino Pharmaceuticals. Sino Pharmaceuticals hereby represents and warrants to SinoPharm that:

3.1   Due Incorporation, etc. Sino Pharmaceuticals is duly incorporated, validly existing and in good standing under the laws of British Columbia, Canada, and has all requisite power and authority to execute and deliver this agreement and to perform the obligations to be performed by it hereunder. Neither the execution nor delivery of this agreement nor the performance by Sino Pharmaceuticals hereof will constitute a breach of or default under the governing instruments of Sino Pharmaceuticals or any agreement, instrument, indenture, judgment or decree to which Sino Pharmaceuticals is a party or by which it is bound. Prior to the Closing, all consents and approvals, if any, required to be obtained by Sino Pharmaceuticals for its performance hereunder will have been obtained.

3.2   Due Execution, Validity and Effect. This agreement has been duly authorized, executed and delivered by Sino Pharmaceuticals and, assuming the due authorization, execution and delivery by

SinoPharm, this agreement constitutes the valid, legal and binding obligation of Sino Pharmaceuticals, enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights generally.

3.3 <u>Title to the Shares</u>. At Closing, Sino Pharmaceuticals shall deliver the shares of its common stock, with legal and valid title thereto, free and clear of all liens, charges, pledges, claims and encumbrances of any kind or nature whatsoever, other than those created by this agreement.

3.4 <u>Board Approval</u>. The Shareholders and the Board of Directors of Sino Pharmaceuticals have duly approved the Acquisition contemplated by this agreement.

3.5 <u>Full Disclosure</u>. No representation or warranty made by Sino Pharmaceuticals in this agreement and no certificate or document furnished or to be furnished to SinoPharm pursuant to this agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

3.6 <u>Financial Statements</u>. Sino Pharmaceuticals shall have obtained and provided to SinoPharm true and accurate financial statements consisting of their most recent year end financial statements and financial statements through the most recently ended quarter.

3.7 <u>Capital Structure</u>. Sino Pharmaceuticals shall have 2,000,000 issued and outstanding shares at the closing.

4. Representations of SinoPharm Inc. SinoPharm represents and warrants to Sino Pharmaceuticals that:

4.1 <u>Due Incorporation, etc.</u> SinoPharm is duly incorporated, validly existing and in good standing under the laws of Nevada and has all requisite power and authority to execute and deliver this agreement and to perform the obligations to be performed by it hereunder. Neither the execution nor delivery of this agreement nor the performance by SinoPharm hereof will constitute a breach of or default under the governing instruments of SinoPharm or any agreement, instrument, indenture, judgment or decree to which SinoPharm is a party or by which it is bound. Prior to the Closing, all consents and approvals, if any, required to be obtained by SinoPharm for its performance hereunder will have been obtained.

4.2 <u>Due Execution, Validity and Effect</u>. This agreement has been duly authorized, executed and delivered by SinoPharm and, assuming the due authorization, execution and delivery by Sino Pharmaceuticals, this agreement constitutes the valid, legal and binding obligation of SinoPharm, enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights generally.

4.3 <u>Full Disclosure</u>. No representation or warranty made by SinoPharm in this agreement and no certificate or document furnished or to be furnished to Sino Pharmaceuticals pursuant to this agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

4.4 <u>Capital Structure</u>. SinoPharm shall have no issued and outstanding shares, and shall have the authority to issue an aggregate of 110,000,000 shares of capital stock having a par value of $0.001 per share of which no more than 10,000,000 may be preferred stock, at the closing.

4.5   Board Approval.   The Board of Directors of SinoPharm has duly approved the Acquisition contemplated by this agreement.

4.6   Registration. Within six months of the closing, the SinoPharm shall prepare and file an SB-2 registration statement, and shall pursue such registration statement until it shall have been declared effective by the Securities and Exchange Commission. After effectiveness of the registration statement, SinoPharm shall timely and diligently file all required Securities and Exchange Commission reports, including but not limited to 10Q's, 10K's and 8K's.

5.   Certain Fees. Neither party has incurred any liability for any brokers' or finders' fees or commissions in connection with the Acquisition contemplated by this Agreement for which the other party is or would be liable. Each of the parties agree to indemnify and hold harmless the other from and against any commission, fee or claim of any person employed or retained by it to bring about the Acquisition contemplated hereby or to represent it in connection therewith.

6.   Conditions to Obligations of the Parties.   All obligations of the parties under this agreement are subject to the fulfillment or satisfaction, prior to or at Closing, of each of the following conditions precedent (all of which may be waived):

(a)   each of the representations and warranties of the parties herein being true and correct in all material respects on the date hereof and as of the Closing, and each of the parties having performed or complied with all agreements and covenants contained in this agreement to be performed or complied with by it or either of them, as the case may be, prior to or at the Closing;

(b)   neither Sino Pharmaceuticals nor SinoPharm issuing any stock, changing its capital structure or incurring any debt in an amount more than $10,000;

(c)   neither Sino Pharmaceuticals nor SinoPharm being precluded by an order or preliminary or permanent injunction of a court of competent jurisdiction from consummating the Acquisition pursuant to this agreement (each party agreeing to use its reasonable best efforts to have any such injunction lifted);

(d)   there not having been any statute, rule or regulation enacted or promulgated by any government body or agency after the date hereof which is applicable to the Acquisition pursuant to this agreement which would render the consummation of the Acquisition illegal; and

(e)   The shareholders of Sino Pharmaceutucals shall have, by a majority vote, approved the Acquisition.

7.   Survival of Representations. All representations, warranties and agreements made herein shall survive any investigation made by Sino Pharmaceuticals and SinoPharm, and shall survive the Closing.

8.   Termination. This agreement may be terminated:

(a)   on the date specified in a writing executed by SinoPharm and Sino Pharmaceut icals;

(b)   by SinoPharm upon written notice to Sino Pharmaceuticals, if any representation or warranty made in this agreement by Sino Pharmaceuticals shall have been false or incorrect in any material respect when made or shall have become false or incorrect in any material respect thereafter, of if Sino Pharmaceuticals shall fail to perform or observe any material covenant or agreement made by Sino Pharmaceuticals in this agreement; or

           (c)   by Sino Pharmaceuticals, upon written notice to SinoPharm, if any representation or warranty made in this agreement by SinoPharm shall have been false or incorrect in any material respect when made or shall have become false or incorrect in any material respect hereafter, or if SinoPharm shall fail to perform or observe any material covenant or agreement made by it in this agreement.

       9.   Miscellaneous.

       9.1   <u>Binding Effect; Assignment</u>. This agreement shall inure to the benefit of and be binding upon the parties hereto, their respective legal representatives and successors. This agreement may not be assigned.

       9.2   <u>Further Assurances, Cooperation</u>. Each party shall, upon reasonable request by the other party, execute and deliver any additional documents necessary or desirable to complete the Acquisition pursuant to and in the manner contemplated by this agreement. The parties hereto agree to cooperate and use their respective best efforts to consummate the transactions contemplated by this agreement.

       9.3   <u>Entire Agreement; Absence of Representation</u>. This agreement constitutes the entire agreement between the parties hereto and supersedes all prior arrangements, understandings, and agreements, oral or written, between the parties hereto with respect to the subject matter hereof. SinoPharm and Sino Pharmaceuticals acknowledges that in acquiring the securities in the Acquisition hereunder, it and each of them has relied only upon the representations and warranties expressly made in this agreement and that no other statements, representations or warranties, oral or written, expressed or implied, have been made or relied upon in connection with such acquisitions or as an inducement therefore.

       9.4   <u>Execution in Counterparts</u>. This agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall be deemed to be one and the same instrument.

       9.5   <u>Notices</u>. All notices, requests, permissions, waivers and communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telegram, telex, facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties at the following respective addresses or to such other addresses as any party hereto shall specify in a notice to the other parties hereto in accordance with the terms hereof:

If to SinoPharm Inc.:
                Attention: Mahmoud S. Aziz
                                  152-11782 River Road
                                  Richmond, B.C. Canada V6X 1Z7
          Facsimile Transmission: (604) 303-9170

If to Sino Pharmaceuticals:
                Attention: Mahmoud S. Aziz
                                    152-11782 River Road
                                  Richmond, B.C. Canada V6X 1Z7
          Facsimile Transmission: (604) 303-9180

9.6   Amendments and Waivers . This agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Sino Pharmaceuticals may, by an instrument in writing, waive compliance by SinoPharm with any term or provision of this agreement on the part of any of them to be performed or complied with. SinoPharm may, by an instrument in writing, waive compliance by Sino Pharmaceuticals with any term or provision of this agreement on the part of Sino Pharmaceuticals to be performed or complied with. Any waiver of a breach of any term or provision of this agreement shall not be construed as a waiver of any subsequent breach.

9.7   Headings; Severability . The headings contained in this agreement are for convenience of reference only and shall not affect the interpretation or construction hereof. Any term or provision of this agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this agreement or affecting the validity or enforceability of any of the terms or provisions of this agreement in any other jurisdiction. If any provision of this agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as in enforceable.

9.8   Governing Law .   This Agreement shall be construed (both as to validity and performance) and enforced in accordance with and governed by the laws of the State of Nevada applicable to agreements made and to be performed wholly within such jurisdiction and without regard to conflicts of laws.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of this 31st day of March, 2003.

SINOPHARM INC.

By: /s/ Mahmoud S. Aziz, Presiden t

SINO PHARMACEUTICALS CORPORATION

By: /s/ Mahmoud S. Aziz, President

Exhibit 3.1

ARTICLES OF INCORPORATION

OF

SINOPHARM INC.

We, the undersigned, have voluntarily associated ourselves together for the purpose of forming a corporation under the laws of the State of Nevada relating to private corporations, and to that end do hereby adopt articles of incorporation as follows:

ARTICLE ONE. [Name]. The name of the corporation is:

SINOPHARM Inc.

ARTICLE TWO. [Registered Agent]. The corporation's Registered Agent is State Agent and Transfer Syndicate, Inc. of 202 N. Curry Street, Suite 100, Carson City, Nevada 89701-4269.

ARTICLE THREE. [Purposes]. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically, to carry on the business of developing and producing generic pharmaceuticals.

ARTICLE FOUR. [Capital Stock]. The Corporation shall have authority to issue two classes of capital stock, common stock and preferred stock. The Corporation shall have authority to issue an aggregate of 110,000,000 shares of capital stock having a par value of $0.001 per share, of which no more than 10,000,000 shares may be preferred. The Board of Directors shall have the authority to prescribe the distinguishing designation for each series of preferred stock.

The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

The holders of shares of capital common stock of the corporation shall not be entitled to preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue.

The stockholders shall not possess cumulative voting rights.

ARTICLE FIVE. [Directors]. The affairs of the corporation shall be governed by a Board of Directors initially composed of four (4) persons. All decisions of the Board shall be by majority vote of the Directors. The names and addresses of the members of the first Board of Directors are:

NAME AND ADDRESS	TITLE
Mahmoud S. Aziz	Director

202 N. Curry Street, #100
Carson City, NV 89703

Zahir Popat   Director
202 N. Curry Street, #100
Carson City, NV 89703

Shabnam Aziz   Director
202 N. Curry Street, #100
Carson City, NV 89703

Jimmy F. Jin   Director
202 N. Curry Street, #100
Carson City, NV 89703

ARTICLE SIX. [Incorporator]. The name and address of the incorporator of the company is as follows:

NAME	ADDRESS
Greg Goldby	2609 E. Broadway Blvd. Tucson, AZ 85716

ARTICLE SEVEN. [Period of Existence]. The period of existence of the corporation shall be perpetual.

ARTICLE EIGHT. [Indemnification]. The Corporation shall indemnify any person who incurs expenses or liabilities by reason of the fact that he or she is or was an officer, director or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. This indemnification shall be mandatory in all circumstances in which indemnification is permitted by law.

ARTICLE NINE. [Limitation of Liability]. To the fullest extent permitted by Law, as it exists or may hereinafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for any action taken or any failure to take any action as a director. No repeal, amendment or modification of this article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director of the Corporation occurring prior to such repeal, amendment or modification.

IN WITNESS WHEREOF, the undersigned incorporator has hereunto fixed his signature this 28th day of March, 2003.

/s/
Greg Goldby

STATE OF ARIZONA)
) ss:
PIMA COUNTY   )

On this 28th day of March, 2003 in Pima County, Arizona, before me, the undersigned, a Notary Public in and for Pima County, Arizona, personally appeared: Greg Goldby, known to me to be the person whose name is subscribed to the foregoing document and acknowledged to me that he executed the same.

/s/Beverly Blohme,
    Notary Public
    My commission expires: March 19, 2004

BYLAWS
OF
SINOPHARM INC.

(A NEVADA CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Nevada shall be in Carson City, State of Nevada.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal-Nevada." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation shall be held at such place, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the corporation required to be maintained pursuant to Section 2 hereof.

Section 5. Annual Meeting.

(a.)   The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(b.)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c.)   Only persons who are confirmed in accordance with the procedures set forth in this paragraph (c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation in accordance with the provisions of paragraph (b) of this Section 5. Such stockholder's notice shall set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (c) the class and number of shares of the corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 5. At the request of the Board of Directors, any person nominated by a stockholder for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

(d.) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 6. Special Meetings.

(a.) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time as the Board of Directors, shall determine.

(b.) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law or the Articles of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by his attendance threat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than one percent (1%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Nevada law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Nevada Court of Chancery for relief as provided in the Business Association Act of Nevada, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 13. Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or by the written consent of all stockholders.

Section 14. Organization.

(a.) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b.) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman

of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Qualification. The authorized number of directors of the corporation shall be not less than one (1) nor more than twelve (12) as fixed from time to time by resolution of the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent directors. Directors need not be stockholders. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

Section 17. Election and Term of Office of Directors. Members of the Board of Directors shall hold office for the terms specified in the Articles of Incorporation, as it may be amended from time to time, and until their successors have been elected as provided in the Articles of Incorporation.

Section 18. Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19.   Resignation.   Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20.   Removal. Subject to the Articles of Incorporation, any director may be removed by:

(a.)   the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote, with or without cause; or

(b.)   the affirmative and unanimous vote of a majority of the directors of the Corporation, with the exception of the vote of the directors to be removed, with or without cause.

Section 21.   Meetings.

(a.)   **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b.)   **Regular Meetings.** Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 2 hereof.   Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the state of Nevada which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c.)   **Special Meetings.** Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Nevada whenever called by the Chairman of the Board, the President or any two of the directors.

(d.)   **Telephone Meetings.**   Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e.)   **Notice of Meetings.**   Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f.) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a.) Unless the Articles of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 43 hereof, for which a quorum shall be one-third of the exact number of directors fixed from time to time in accordance with the Articles of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b.) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

Section 23. Action Without Meeting.
Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 24. Fees and Compensation.
Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a.) **Executive Committee.** The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation.

(b.) **Other Committees.** The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c.) **Term.** Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d.) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26.   Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.


ARTICLE V

OFFICERS


Section 27.   Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Direction. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28.   Tenure and Duties of Officers.

(a.) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the

Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b.)   **Duties of Chairman of the Board of Directors.** The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors.   The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c.)   **Duties of President.**   The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d.)   **Duties of Vice Presidents.**   The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e.)   **Duties of Secretary.**   The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.   The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f.)   **Duties of Chief Financial Officer.**   The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation.   The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.   The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

        Section 29.   **Delegation of Authority.** The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

        Section 30.   **Resignations.** Any officer may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

        Section 31.   **Removal.** Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING
OF SECURITIES OWNED BY THE CORPORATION

        Section 32.   **Execution of Corporate Instrument.** The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

        Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the President or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiting the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person .or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33.   Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 34.   Form and Execution of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation.   Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.   Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representi ng stock of the same class and series shall be identical.

Section 35.   Lost Certificates.   A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed.   The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36.   Transfers.

(a.)   Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b.)   The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Business Association Act of Nevada.

Section 37.   Fixing Record Dates.

(a.)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b.)   In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is filed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 38. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 39. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation , other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 40. Declaration of Dividends.   Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporat ion, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 41. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 42. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a.) **Directors Officers.** The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada Business Association Act; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada Business Association Act or (iv) such indemnification is required to be made under subsection (d).

(b.) **Employees and Other Agents.** The corporation shall have power to indemnify its employees and other agents as set forth in the Nevada Business Association Act.

(c.) **Expense.** The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said mounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d.) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standard of conduct that make it permissible under the Nevada Business Association Act for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed in the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada Business Association Act, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

(e.) **Non-Exclusivity of Rights.** The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada Business Association Act.

(f.) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g.) **Insurance.** To the fullest extent permitted by the Nevada Business Association Act, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h.) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i.) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(j.) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(i.) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii.) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(vi.) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

Formatted: Indent: Left: 0.5", First line: 0", Outline numbered + Level: 1 + Numbering Style: i, ii, iii, ... + Start at: 3 + Alignment: Left + Aligned at: 0.5" + Tab after: 1" + Indent at: 1", Tabs: Not at 1"

(vii.) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Formatted: Indent: Left: 0.5", First line: 0", Outline numbered + Level: 1 + Numbering Style: i, ii, iii, ... + Start at: 3 + Alignment: Left + Aligned at: 0.5" + Tab after: 1" + Indent at: 1", Tabs: Not at 1"

(viii.) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.

Formatted: Indent: Left: 0.5", First line: 0", Outline numbered + Level: 1 + Numbering Style: i, ii, iii, ... + Start at: 3 + Alignment: Left + Aligned at: 0.5" + Tab after: 1" + Indent at: 1", Tabs: Not at 1"

ARTICLE XII

NOTICES

Section 44. Notices.

(a.) **Notice to Stockholders.** Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the corporation or its transfer agent.

(b.) **Notice to directors.** Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c.) **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d.) **Time Notices Deemed Given.** All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e.) **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f.)   **Failure to Receive Notice.** The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him ill the manner above provided, shall not be affected or extended in any manner by the failure of such stockholder or such director to receive such notice.

(g.)   **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be require and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Nevada Business Association Act, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h.)   **Notice to Person with Undeliverable Address.** Whenever notice is required to be given, under any provision of law or the Articles of Incorporation or Bylaws of the corporation, to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverabl e, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Nevada Business Association Act, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE XII

AMENDMENTS

Section 45. Amendments.

The Board of Directors shall have the power to adopt, amend, or repeal Bylaws as set forth in the Articles of Incorporation.

ARTICLE XIV

LOANS TO OFFICERS

Section 46. Loans to Officers. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

Declared as the By-Laws of SinoPharm Inc. as of the 31st day of March, 2003.

Signature of Officer: /s/_____

Name of Officer: Mahmoud S. Aziz

Position of Officer: President and Director

Exhibit 4.1

SPECIMEN OF COMMON STOCK CERTIFICATE
SINOPHARM INC.

[_____] NUMBER OF SHARES
OF SINOPHARM INC.
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
(100,000,000 SHARES COMMON STOCK AUTHORIZED,
$.001 PAR VALUE COMMON STOCK)

CUSIP NUMBER

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFIES THAT _____ _____

IS THE RECORD HOLDER OF SHARES OF FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF SINOPHARM INC. TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED.   THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO THE LAWS OF THE STATE OF NEVADA, AND TO THE ARTICLES OF INCORPORATION AND BYLAWS OF THE CORPORATION, AS NOW OR HEREAFTER AMENDED.   THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officers.

Dated: _____

[SEAL OF SINOPHARM INC.]

/s / MAHMOUD S. AZIZ___   /s/ MAHMOUD S. AZIZ__
         President   Secretary

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common   UNIF GIFT MIN ACT - ____Custodian____
TEN ENT - as tenants by the entireties   (Cust) (Minor)
JT TEN - as joint tenants with right   under Uniform Gifts to Minors Act
of survivorship and not as tenants in common
_____
        (State)

Additional abbreviation may also be used though not in above list.

FOR VALUE RECEIVED, _____hereby sell, assign and transfer unto
PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

_____

_____

_____
(Please print or typewrite name and address including zip code of assignee)

_____

_____ _____

_____
Shares of the capital stock represented by the within Certificate, and do
hereby irrevocably constitute and appoint

_____ _____
Attorney to transfer the said stock on the books of the within-named
Corporation with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as
written upon the face of the Certificate, in every particular, without
alteration or enlargement, or any change whatever.

Exhibit 5.1

Law Office of Kevin M. Sherlock
2609 E. Broadway Blvd.
Tucson, AZ 85716
520 906-3567

October 19, 2004

Deleted: August 27

SinoPharm Inc.

Re: Registration Statement on
Form SB-2 (the "Registration Statement")

Gentlemen:

You have requested my opinion as to the legality of the issuance by you (the "Corporation") of 3,000,000 shares of common stock ("Shares"), all as further described in the Registration Statement filed with the U.S. Securities and Exchange Commission.

As your counsel, I have reviewed and examined:

1. The Articles of Incorporation of the Corporation;
2. The Bylaws of the Corporation;
3. A copy of certain resolutions of the Corporation; and
4. The Registration Statement.

In giving my opinion, I have assumed without investigation the authenticity of any document or instrument submitted to me as an original, the conformity to the original of any document or instrument submitted to me as a copy, and the genuineness of all signatures on such originals or copies.

Based upon the foregoing, I am of the opinion that under Nevada law including the statutory provisions, all applicable provisions of the Nevada constitution and reported judicial decisions interpreting those laws, the Shares to be offered pursuant to the Registration Statement, if sold as described in the Registration Statement will be legally issued, fully paid and non-assessable. I am also of the opinion that the Shares have been duly authorized by the Board of Directors.

No opinion is expressed herein as to the application of state securities or Blue Sky laws.

I consent to the reference to my name in the Prospectus filed as a part of the Registration Statement and the use of my opinion in the Registration Statement.

Very truly yours,

/s/
Kevin M. Sherlock

S-1

Exhibit 10.1

EXCLUSIVE TECHNOLOGY PURCHASE AGREEMENT

BETWEEN:

Xi'an Jory Pharmaceutical Co., Ltd.
18/C Grace Garden, Block No. 49
South Mingde Men Community
Xian 710065 China   (Hereinafter referred to as "Jory")

AND:

Sino Pharmaceuticals Corporation
Unit 152, 11782 River Road,
Richmond, B.C. V6X 1Z7
Canada   (Hereinafter referred to as "Sino")

WHEREAS Jory is a manufacturer, in China, of a wide range of therapeutic pharmaceuticals, and

WHEREAS Jory manufactures Paclitaxel, an anti-cancer pharmaceutical, in both bulk drug and finished formulation forms, using its own internally developed, proprietary technology, and

WHEREAS Jory's technology does not violate or contravene any international patents and intellectual property rights whatsoever and that Jory has full legal rights and ownership of this proprietary commercial Paclitaxel manufacturing technology, and

WHEREAS Sino is a pharmaceuticals company involved in the development, manufacturing and sales, marketing and distribution of pharmaceuticals in North America, and

WHEREAS Jory is interested in selling its proprietary commercial Paclitaxel manufacturing technology to Sino, and

WHEREAS Sino is interested in exclusively purchasing, Jory's proprietary, commercial Paclitaxel manufacturing technology.

THEREFORE, in consideration of the above the aforementioned parties hereby enter into this Agreement and hereby agree as follows:

1. That Jory shall exclusively, and legally, sell and transfer its proprietary, commercial Paclitaxel manufacturing technology, to Sino.

2. That Sino shall exclusively purchase Jory's proprietary, commercial Paclitaxel manufacturing technology.

3. That Jory shall transfer and provide to Sino all chemical production know-how to commercially manufacture 99.7% Paclitaxel, including:

a) a detailed, step-by-step production flow-chart.
b) A detailed quantitative and qualitative, chemical production protocol to Sino, which details all manufacturing steps and protocols necessary for Sino to identically produce a 99.7% minimum grade Paclitaxel, containing the identified and mutually agreed purities.
c) A complete Drug Master File (DMF) on 99.7% Paclitaxel.

4. That Jory shall fully train one of Sino's nominated scientific staff, at its pharmaceutical factory in Xian, to physically, fully and completely manufacture several batches of 99.7% minimum grade Paclitaxel, as per the Specifications Sheet in Attachment 1 of this Agreement.

5. That, in consideration of this exclusive purchase and transfer of this proprietary, commercial Paclitaxel manufacturing technology, Sino shall pay a total amount of US$ 118,500.00 (US Dollars One Hundred and Eighteen Thousand Five Hundred only).

6. That the above amount of money shall be transferred to Jory's bank account in payments, corresponding to mutually agreed milestones, described herein.

7. That, the first payment of US$ 20,000.00 (US Dollars Twenty Thousand Only) shall be transferred to Jory's bank account within thirty days after Sino's receipt of the detailed, step-by-step Paclitaxel manufacturing flowchart, as per Item 3 (a) of this Agreement, and Sino's successful validation of the same in its own laboratory. This shall be provided to Sino by no later than January 5, 2002.

8. That, the second payment of US$ 80,000.00 (US Dollars Eighty Thousand Only) shall be transferred to Jory's bank account, within thirty days after Sino's receipt of the detailed quantitative and qualitative chemical protocols and the complete and acceptable DMF, as per item 3 (b) and (c) above, and Sino's validation of the same in its own laboratory.

9. That the balance of US$ 18,500.00 (US Dollars Eighty Thousand Five Hundred Only) shall be transferred to Jory's bank account, immediately upon the successful completion of training of one of Sino's nominated scientific staff, as per Item 4 above.

10. That, Jory shall not, directly or indirectly, provide, sell or transfer their proprietary, commercial Paclitaxel manufacturing technology, or know-how, to any individual, company or organization, whatsoever, within five years from the date of this Agreement thereof.

11. That, upon Sino's full payment of monies stated herein, Sino shall have full and complete legal rights to manufacture Paclitaxel, anywhere in the world, utilizing Jory's proprietary manufacturing technology, without any further payments, licensing fees and/or royalties to Jory, for as long as Sino so chooses. Sino shall also have the full legal rights to further transfer, license or sell this acquired manufacturing technology to any other parties, without any legal recourse whatsoever by Jory.

12. This Agreement shall be subject to standard Force Majeur clauses, as per the current International Chamber of Commerce (ICC) Force Majeur clauses.

13. If, for any reason, any party to this Agreement fails to comply with any of the terms and conditions of this Agreement, or fails to perform its obligations under this Agreement, then both parties shall try to resolve any disputes amicably. However, if amicable settlement or resolution is not possible, then both parties agree to enter into arbitration, which arbitration shall be held at the International Arbitration Center in Vancouver, Canada. The results of such arbitration shall be held final and binding on both parties.

14. The validity of this Agreement shall be for a period of five years from the date of signing hereof.

15. This Agreement shall be governed and interpreted under the laws of Hong Kong, China.

In full and complete acceptance of the terms and conditions stated herein, the parties to this Agreement hereby lend their signatures this 18th day of December 2001,

For, and on behalf of,   For, and on behalf of,
XI'AN JORY PHARMACEUTICAL   SINO PHARMACEUTICALS CORP.
CO., LTD.

By:/s/_____   By: /s/_____
    Andrew An   Mahmoud Aziz

Exhibit 10.2
JOINT COOPERATION AGREEMENT

BETWEEN:

Institute of Materia Medica
Chinese Academy of Medical Sciences
Peking Union Medical College
1 Xian Nong Tan Street
Beijing, China   (Hereinafter referred to as "IMM")

AND:_____   ◄ – – – Formatted: Tabs: 6.24", Right

Sino Pharmaceuticals Corporation
Unit 152, 11782 River Road,
Richamond, B.C. V6E 1T7
Canada   (Hereinafter referred to as "Sino")

WHEREAS IMM is an research organization, specializing in all aspects of new drug research, development, commercialization and manufacturing, including all aspects of clinical research and,

WHEREAS Sino is an established pharmaceuticals and nutraceuticals company involved in the sales, marketing and distribution of pharmaceuticals and bulk and formulated nutraceuticals in North America and Europe, and,

WHEREAS IMM and Sino are interested in working together and establishing a joint cooperative in both parties interested area to develop, license, and market IMM's existing drugs for the North American and European markets.

THEREFORE, in consideration of the above the aforementioned parties hereby enter into this Agreement and hereby agree as follows:

1. That IMM and Sino shall jointly cooperate to market and sell several of IMM's existing drugs, in the North American and European markets, under specific licensing Agreements.

2. That IMM and Sino shall jointly cooperate in certain projects or both side interested area, including research, develop and commercialize new drugs and nutraceuticals for the North American and European markets.

3. That IMM might cooperate to contract manufacture and provide outsourcing manufacturing facilities, at its Beijing Union Pharmaceuticals Factory, certain specified drugs for Sino, for the North American and European markets.

4. That any and all specific work or projects initiate, as part of or under this Joint Cooperative Agreement, shall be conducted on a pre-arranged, actually agreed, fee or cost basis between IMM and Sino.

5. This Agreement should not be exported to any other third parties.

6. The validity of this Agreement shall be for a period of five years from the date of signing thereof.

THE PARTIES to this Agreement hereby lend their signatures this 21 day of November 2002.

For, and on behalf of,   For, and on behalf of,
INSTITUTE OF MATERIA MEDICA   SINO PHARMACEUTICALS CORP.

By:/s/_____   By:/s/_____
        Wang Xinolaing   Mahmoud S. Aziz
                                                              President & CEO

Exhibit 10.3

EXCLUSIVE LICENSING AGREEMENT

BETWEEN:

NCPC GeneTech Biotechnology Co., Ltd.
No. 106 Tanshan Street, National High Tech Industry
Development Zone
Shijiazhuang, Hebei
China   (Hereinafter referred to as "GeneTech")

AND:

Sino Pharmaceuticals Corporation
Unit 152, 11782 River Road,
Richamond, B.C. V6E 1T7
Canada   (Hereinafter referred to as "Sino")

WHEREAS GeneTech is a manufacturer, in China, of recombinant Erythropoetin (r-EPO), a biotechnology pharmaceutical, in both bulk drug and finished formulation forms, using its own proprietary technology, and,

WHEREAS Sino is an establishe d pharmaceuticals and nutraceuticals company involved in the sales, marketing and distribution of pharmaceuticals and bulk and formulated nutraceuticals in North America and Europe, and,

WHEREAS GeneTech is interested in selling its bulk drug r-EPO in Canada and United States of America (USA) and Mexico, and

WHEREAS Sino is interested in exclusively purchasing, importing, marketing and distributing GeneTech's r-EPO in Canada, USA and Mexico.

THEREFORE, in consideration of the above the aforementioned parties hereby enter into this Agreement and hereby agree as follows:

1. "r-EPO" under this Agreement refers to the product produced by GeneTech's present technology which has been approved by the State Drug Administration of China.

2. That GeneTech shall exclusively license its bulk drug r-EPO to Sino for exclusive importation, sales, marketing and distribution in Canada, USA and Mexico.

3. That Sino shall exclusively purchase, import, sell, market and distribute GeneTech's bulk drug r-EPO in Canada, USA and Mexico..

4. That GeneTech shall sell and supply its bulk drug r-EPO exclusively to Sino, as its sole, exclusive licensee and agent in Canada, USA and Mexico.

5. That, in consideration of this exclusive license and sole agency, Sino shall organize and prepare all the necessary groundwork required for regulatory approval, registration and legal importation of GeneTech's bulk drug r-EPO in Canada, and thereafter in USA and Mexico.

6. That the first step in this regulatory approval process shall be the validation of GeneTech's Drug Master File (DMF) for this product in an FDA/HPB approved laboratory in Canada. Sino shall provide GeneTech a document list and specification relating to the product r-EPO as well as the description of the forms and contents that are necessary for the DMF validation procedure after entering into this Agreement. GeneTech shall prepare the documents under the complete and necessary technical guidance from Sino, in order to meet the DMF validation guidelines.

7. That, to initiate and facilitate this process (in Item 5 above), GeneTech shall provide Sino with a complete and acceptable DMF (two copies), in English, and all necessary product samples required for the DMF validation procedure and other regulatory approvals, free of cost to Sino.

8. That, upon receipt of this complete and acceptable DMF and necessary product sameples, Sino shall proceed with the DMF validation work in North America. Sino shall inform GeneTech, from time to time, of the progress of this validation work. Sino shall accomplish the DMF validation procedure and registration in a reasonable period that both parties agree after receiving GeneTech's DMF and necessary products samples. If Sino cannot accomplish the above works in the above period, both parties shall discuss to prolong this period to another reasonable period. If Sino still cannot accomplish the above works in the reasonable period, both parties shall discuss to terminate this Agreement.

9. That, upon successful validation of the DMF, Sino shall proceed with all the other regulatory requirements in Canada, USA and Mexico, as that it can achieve regulatory approval and commence with purchases, legal importation, sales and distribution of GeneTech's bulk drug r-EPO in Canada, USA and Mexico.

10. That all costs incurred in North America in validating the DMF and obtaining regulatory approvals, for legal importation and sales of GeneTech's bulk drug r-EPO in Canada, USA and Mexico shall be borne by Sino, whereas all costs incurred in China shall be borne by GeneTech.

11. That, upon Sino's receipt of regulatory approval in North America and its commencement of purchases and importation of GeneTech's bulk drug r-EPO, GeneTech shall supply Sino with its products, as per the specifications and analysis contained in the DMF (GeneTech to supply specifications).

12. That GeneTech shall guarantee and maintain its quality (as per the DMF) for every shipment and batch supplied and sold to Sino.

13. That GeneTech shall guarantee to supply Sino with all its bulk drug r-EPO at a reasonable market price, to be mutually agreed between both parties. Both parties shall discuss and determine annual supplying and sales plans according to the market, and

have obligations to accomplish the agreed plans. If on party cannot fulfill its obligations in two successive years, both parties shall discuss to revise or terminate this Agreement.

14. Sino shall have the full right to sell and market GeneTech's bulk drug r-EPO, in Canada USA and Mexico, under Sino's own brand and trademarks. Sino shall agree that it shall show the name of the product origin, GeneTech, on the packing materials if necessary. Sino shall agree that it only purchases GeneTech's bulk drug r-EPO instead of other suppliers in China.

15. GeneTech shall not, directly and indirectly on purpse, allow its bulk drug r-EPO to be registered in Canada, USA and Mexico by any other party, or supply its bulk drug r-EPO to any other party in Canada, USA and Mexico, under this Agreement. However, this clause shall only apply to the bulk drug r-EPO defined in the DMF under this Agreement.

16. This Agreement shall be subject to standard Force Majeur clauses, as per the current International Chamber of Commerce (ICC) Force Majeur clauses.

17. If, for any reason, any party to this Agreement fails to comply with any of the terms and conditions of this Agreement, or fails to [perform its obligation under this Agreement, then both parties shall try to resolve any disputes amicably.   However, if amicable settlement or resolution is not possible, then both parties agree to enter into arbitration, which arbitration shall be held at the International Arbitration Center in Vancouver, Canada. The results of such arbitration shall be held final and binding on both parties.

18. The validity of this Agreement shall be for a period of five years from the date of signing thereof.

19. This Agreement shall be governed and interpreted under the laws of Hong Kong, China.

The parties to this Agreement hereby lend their signatures on December 4, 2002.

This Agreement is made out in English in duplicate and each Party shall hold one copy.

For, and on behalf of,   For, and on behalf of,
NCPC GENETECH   SINO PHARMACEUTICALS CORP.
BIOTECHNOLOGY CO., LTD.

By:/s/_____   By: /s/_____
    Lu Wei Chuan   Mahmoud S. Aziz
Title: Chairman & President   Title: President & CEO

Exhibit 10.4

EXCLUSIVE LICENSING AGREEMENT

BETWEEN:

INSTITUTE OF MATERIA MEDICA
Chinese Academy of Medical Sciences & Peking Union Medical College
1 Xian Nong Tan Street,
Beijing 100050, China

AND:

BEIJING UNION PHARMACEUTICAL FACTORY
1 Xian Nong Tan Street
Beijing, 100050, China   (Hereinafter collectively referred to as "IMM-BUPF")

AND:

Sino Pharmaceuticals Corporation
Unit 152, 11782 River Road
Richmond, B.C. V6X 1Z7
Canada   (Hereinafter referred to as "Sino")

WHEREAS IMM-BUPF is the inventor and manufacturer, in China, of TDA (Ftibamzone) active pharmaceutical ingredient (API), cream and ointment, a broad range anti-viral pharmaceutical, in both bulk drug and finished formulation forms, using its own proprietary technology, and

WHEREAS Sino is a pharmaceuticals company involved in the sales, marketing and distribution of bulk & finished form pharmaceuticals in North America and internationally, and

WHEREAS IMM-BUPF is interested in selling its TDA (Ftibamzone) cream and ointment (in bulk and finished formulation forms) in Canada, United States of America (USA) and internationally, and

WHEREAS Sino is interested in exclusively licensing, purchasing, importing, marketing and distributing IMM-BUPF's TDA (Ftibamzone) cream and ointment (in bulk and in finished formulation forms) in Canada, USA and internationally.

THEREFORE, in consideration of the above, the aforementioned parties hereby enter into this Agreement and hereby agree, as follows:

1. That IMM-BUPF shall exclusively license and grant worldwide manufacturing and marketing rights for its TDA (Ftibamzone) API, cream and ointment (in bulk and in finished formulation form) to Sino for exclusive manufacturing, sales, marketing and distribution rights for all countries worldwide, outside China.

2. That Sino shall have the exclusive right to manufacture, purchase, sell, market and distribute IMM-BUFP's TDA (Ftibamzone) cream and ointment in Canada, USA and all countries worldwide, outside China.

3. That IMM-BUPF shall sell and supply its active ingredient,TDA (Ftibamzone) and/or its TDA (Ftibamzone) cream and ointment exclusively to Sino, as its sole, exclusive licensee and marketing agent, for all countries worldwide, outside China.

4. That Sino shall directly itself, or through a third party collaborator, be responsible for organizing and prepare all the necessary groundwork required for regulatory approval, registration and legal importation of TDA (Ftibamzone) cream and/or ointment in those countries that Sino intends to sell in.

5. That the Sino shall do a complete review of IMM-BUPF's complete scientific and clinical data (including toxicology and Phase 1 to 4 clinical studies) and product chemical and technical information of this product by Sino or Sino's dermatological pharmaceuticals consultants.

6. That, to initiate and facilitate this process (in Item 5 above), IMM-BUPF shall provide Sino with a complete set of all scientific and clinical reports and studies that have been conducted to date on TDA (Ftibamzone), and which were submitted to the Chinese State Drug Administration for regulatory approval, in the Chinese originals but with English summaries of each report, and all product chemical and technical information and necessary product samples required for testing and other regulatory approvals, free of cost to Sino.

7. That, upon receipt of this complete information and necessary product samples, Sino shall proceed to conduct its own independent viral screening in Canada and shall inform IMM-BUPF of the results of this viral screening.

8. That all costs incurred outside China in reviewing the scientific data and obtaining regulatory approvals, for legal importation and sales of IMM-BUPF's TDA (Ftibamzone) cream and ointment in all countries shall be borne by Sino, whereas all costs incurred in China shall be borne by IMM-BUPF.

9. That, upon Sino's receipt of regulatory approval in any country outside China and its commencement of manufacturing or purchases and importation of IMM-BUPF's TDA (Ftibamzone) API, cream and ointment, IMM-BUPF shall supply Sino with its active pharmaceutical ingredient (API) or product, in bulk or finished form, at Sino's option, as per the specifications and quality of the samples provided to Sino.

10. That IMM-BUPF shall guarantee to supply Sino with product, as per the specifications and quality used in its Phase 1 to 4 clinical trials in China and the samples provided to Sino and maintain its quality for every shipment and batch supplied and sold to Sino.

11. That IMM-BUPF shall guarantee to supply Sino with its product at a reasonable and competitive Chinese market price, to be mutually agreed between both parties and shall ensure adequate supply to Sino.

12. Sino shall have the full right to sell and market IMM-BUPF's TDA (Ftibamzone) cream and ointment in Canada, USA and other countries, under Sino's or its third party collaborator's own brand and trademarks.

13. Sino shall have the full right to sub-license and transfer all its rights contained in this agreement to any of its third party collaborators.

14. If IMM-BUPF have a patent on this product in China, IMM-BUPF shall grant the full rights to Sino to register their patent in all countries outside China. If IMM-BUPF do not have a patent on this product, then Sino shall have the full rights to register such patent and IMM-BUPF shall provide and disclose all necessary intellectual information to Sino for this purpose.

15. IMM-BUPF shall not, under any conditions whatsoever, directly or indirectly, allow its product to be registered in Canada, USA and other countries by any other party, or supply its TDA (Ftibamzone) API, cream and ointment to any other party for sales outside China under this Agreement.

16. This Agreement shall be subject to standard Force Majeur clauses, as per the current International Chamber of Commerce (ICC) Force Majeur clauses.

    If, for any reason, any party to this Agreement fails to comply with any of the terms and conditions of this Agreement, or fails to perform its obligations under this Agreement, then both parties shall try to resolve any disputes amicably. However, if amicable settlement or resolution is not possible, then both parties agree to enter into arbitration, which arbitration shall be held at the International Arbitration Center in Vancouver, Canada. The results of such arbitration shall be held final and binding on both parties.

17. The validity of this Agreement shall be for a period of ten years from the date of signing hereof.

18. This Agreement shall be governed and interpreted under the laws of China.

The parties to this Agreement hereby lend their signatures this 3rd day of January 2003.

For, and on behalf of   For, and on behalf of
INSTITUTE OF MATERIA MEDICA   SINO PHARMACEUTICALS CORP.

By:/s/_____   By:/s/_____
    Wang Shicong   Mahmoud Aziz
For, and on behalf of
BEIJING UNION PHARMACEUTICAL FACTORY

By:/s/____ _____
    Weng Li Chen

March 5, 2003

Dr. Stuart Maddin
835 West 10th Avenue
Vancouver, BC
V5Z 4E8

Dear Dr. Maddin,

Zahir Popat and Mo Aziz of Sino Pharmaceuticals Corp. have agreed to enter into a consultancy agreement with Stuart Maddin for the period of six months beginning March 5th 2003 and ending September 5th 2003, with a review after three months thereof to ascertain continuation of this agreement.

As per our discussion, the compensation will be $3000.00 U.S. dollars payable at the end of every month beginning April 5, 2003. Stuart Maddin will provide advice and best effort to assist in assembling data that will enable Sino Pharmaceuticals Corp. to proceed to the partnering stage of your development.

Business conducted on behalf of Sino Pharmaceuticals Corp. requiring Stuart Maddin to incur travel expenses will be treated and billed separate from this agreement with prior approval from Zahir Popat and/or Mo Aziz.

If you are in agreement with what has been stated, please sign below and return the original to me.

/s/_____   Date Signed: March 5 , 2003
Zahir Popat
On behalf of Sino Pharmaceuticals Corp.

/s/_____   Date Signed: March 5 , 2003
Mo Aziz
On behalf of Sino Pharmaceuticals Corp.

/s/_____   Date Signed: March 5 , 2003
Stuart Maddin

Exhibit 10.6

<u>LOAN AGREEMENT</u>

BETWEEN:

     Union Venture Trading S.A.
     A company incorporated in the British Virgin Islands
     Having an office at Unit h, 5th Floor,
     Imperial Building, 58-66 Canton Road, TST
     Kowloon, Hong Kong SAR

     (the "Lender")

AND

     Sino Pharmaceuticals Corporation
     Unit 152, 11782 River Road,
     Richmond, B.C. V6X 1Z7
     Canada

     (the "Borrower")

WHEREAS

1. The Borrower wishes to finance its operations and needs to borrow Canadian DollarsTen Thousand only (Cdn$ 10,000.00).

2. The Lender proposes to lend the Borrower the money necessary to finance the Borrower's continued operations.

IN ACCORDANCE WITH THE TERMS set out below and for value received, the Lender and the Borrower agree that:

1. The Borrower shall borrow Canadian Dollars Ten Thousand only (Cdn$ 10,000.00) from the Lender and the Lender shall lend Canadian Dollars Ten Thousand only (Cdn$ 10,000.00) to the Borrower (the "Loan"), on or before December 1, 2001.

2. The Borrower shall pay back the Loan to the Lender, or to its order, on the first written demand of the Lender, which date shall be at the sole discretion of the Lender.

3. This Loan is issued without any security.

4. The Lender shall telegraphically transfer the total amount of the Loan directly to the Borrower's bank account and the Lender's bank's telegraphic transfer confirmation notice shall be proof of this.

5. Interest on this loan shall be calculated at six percent per annum (6%), commencing from the date of the Borrower's receipt of funds in their bank.

6. The Borrower may prepay the amount owing hereunder, or, any part thereof, at any time without notice, penalty or bonus.

7. The Borrower hereby waives presentment, demand, protest or other notice of any kind in the enforcement of this Agreement.

DATED as of the 23rd day of November, 2001

SINO PHARMACEUTICALS CORPORATION

Per: /s/_____ _____
      Anwar Jamal, Authorized Signatory

UNION VENTURE TRADING S.A.

Per: /s/_____
      Au Wai Kwan, Authorized Signatory

Exhibit 10.7

LOAN AGREEMENT

BETWEEN:

       Union Venture Trading S.A.
       A company incorporated in the British Virgin Islands
       Having an office at Unit h, 5th Floor,
       Imperial Building, 58-66 Canton Road, TST
       Kowloon, Hong Kong SAR

       (the "Lender")

AND

       Sino Pharmaceuticals Corporation
       Unit 152, 11782 River Road,
       Richmond, B.C. V6X 1Z7
       Canada

       (the "Borrower")

WHEREAS

1. The Borrower wishes to finance its operations and needs to borrow Canadian Dollars ThirtyThousand only (Cdn$ 30,000.00).

2. The Lender proposes to lend the Borrower the money necessary to finance the Borrower's continued operations.

IN ACCORDANCE WITH THE TERMS set out below and for value received, the Lender and the Borrower agree that:

1. The Borrower shall borrow Canadian Dollars Thirty Thousand only (Cdn$ 30,000.00) from the Lender and the Lender shall lend Canadian Dollars Thirty Thousand only (Cdn$ 30,000.00) to the Borrower (the "Loan"), on or before January10, 2002.

2. The Borrower shall pay back the Loan to the Lender, or to its order, on the first written demand of the Lender, which date shall be at the sole discretion of the Lender.

3. This Loan is issued without any security.

4. The Lender shall telegraphically transfer the total amount of the Loan directly to the Borrower's bank account and the Lender's bank's telegraphic transfer confirmation notice shall be proof of this.

5. Interest on this loan shall be calculated at six percent per annum (6%), commencing from the date of the Borrower's receipt of funds in their bank.

6. The Borrower may prepay the amount owing hereunder, or, any part thereof, at any time without notice, penalty or bonus.

7. The Borrower hereby waives presentment, demand, protest or other notice of any kind in the enforcement of this Agreement.

DATED as of the 3rd day of January, 2002

SINO PHARMACEUTICALS CORPORATION

Per: /s/_____
     Anwar Jamal, Authorized Signatory

UNION VENTURE TRADING S.A.

Per: /s/_____
     Au Wai Kwan, Authorized Signatory

Exhibit 10.8

LOAN AGREEMENT

BETWEEN:

      Union Venture Trading S.A.
      A company incorporated in the British Virgin Islands
      Having an office at Unit h, 5th Floor,
      Imperial Building, 58-66 Canton Road, TST
      Kowloon, Hong Kong SAR

      (the "Lender")

AND

      Sino Pharmaceuticals Corporation
      Unit 152, 11782 River Road,
      Richmond, B.C. V6X 1Z7
      Canada

      (the "Borrower")

WHEREAS

1. The Borrower wishes to purchase Paclitaxel, anti-cancer pharmaceutical manufacturing technology from Xi'an Jory Pharmaceutical Co., Ltd., in Xian, China and needs to borrow US Dollars One Hundred and Eighteen Thousand Five hundred only (US$ 118,500.00).

2. The Lender proposes to lend the Borrower the money necessary to purchase the aforementioned technology.

IN ACCORDANCE WITH THE TERMS set out below and for value received, the Lender and the Borrower agree that:

1. The Borrower shall borrow US Dollars One Hundred and Eighteen Thousand Five Hundred only (US$ 118,500.00) from the Lender and the Lender shall lend US Dollars One Hundred and Eighteen Thousand Five Hundred only (US$ 118,500.00) to the Borrower (the "Loan"), on or before February 7, 2002.

2. The Borrower shall pay back the Loan to the Lender, or to its order, on the first written demand of the Lender, which date shall be at the sole discretion of the Lender.

3. This Loan is issued without any security.

4. The Lender shall telegraphically transfer, on behalf of the Borrower, the total amount of the Loan directly to Xi'an Jory Pharmaceutical Co., Ltd., in partial or full amounts, as directed by the Borrower. The Lender's bank's telegraphic transfer confirmation notices shall be proof of this.

5. Interest on this loan shall be calculated at six percent per annum (6%), commencing from the date of this Agreement

6. The Borrower may prepay the amount owing hereunder, or, any part thereof, at any time without notice, penalty or bonus.

7. The Borrower hereby waives presentment, demand, protest or other notice of any kind in the enforcement of this Agreement.

DATED as of the 2nd day of February, 2002


SINO PHARMACEUTICALS CORPORATION

Per: /s/_____
      Anwar Jamal, Authorized Signatory

UNION VENTURE TRADING S.A.

Per: /s/_____
      Au Wai Kwan, Authorized Signatory


Exhibit 10.9

<u>LOAN AGREEMENT</u>

BETWEEN:

      Union Venture Trading S.A.
      A company incorporated in the British Virgin Islands
      Having an office at Unit h, 5th Floor,
      Imperial Building, 58-66 Canton Road, TST
      Kowloon, Hong Kong SAR

      (the "Lender")

AND

      Sino Pharmaceuticals Corporation
      Unit 152, 11782 River Road,
      Richmond, B.C. V6X 1Z7
      Canada

      (the "Borrower")

WHEREAS

1. The Borrower wishes to finance its operations and needs to borrow US Dollars Twenty Two Thousand only (US$ 22,000.00).

2. The Lender proposes to lend the Borrower the money necessary to finance the Borrower's continued operations.

IN ACCORDANCE WITH THE TERMS set out below and for value received, the Lender and the Borrower agree that:

1. The Borrower shall borrow US Dollars Twenty Two Thousand only (US$ 22,000.00) from the Lender and the Lender shall lend US Dollars Twenty Two Thousand only (US$ 22,000.00) to the Borrower (the "Loan"), on or before January 31, 2003.

2. The Borrower shall pay back the Loan to the Lender, or to its order, on the first written demand of the Lender, which date shall be at the sole discretion of the Lender.

3. This Loan is issued without any security.

4. The Lender shall telegraphically transfer the total amount of the Loan directly to the Borrower's bank account and the Lender's bank's telegraphic transfer confirmation notice shall be proof of this.

5. Interest on this loan shall be calculated at six percent per annum (6%), commencing from the date of the Borrower's receipt of funds in their bank.

6. The Borrower may prepay the amount owing hereunder, or, any part thereof, at any time without notice, penalty or bonus.

7. The Borrower hereby waives presentment, demand, protest or other notice of any kind in the enforcement of this Agreement.

DATED as of the 24th day of January, 2003

SINO PHARMACEUTICALS CORPORATION

Per: /s/_____
    Anwar Jamal, Authorized Signatory

UNION VENTURE TRADING S.A.

Per: /s/_____
    Au Wai Kwan, Authorized Signatory

Exhibit 10.10

COMMERCIAL LEASE AGREEMENT

THIS AGREEMENT is made in duplicate the 25th day of November AD 2002.

BETWEEN:

543517 B.C. Ltd
670 Holmbury Place, West Vancouver, B.C. V7S 1P7

(hereinafter called the "Owner" or Lessor . The " Owner " shall include the employees and agents of the Owner)

AND:

Sino Pharmaceuticals Corporation
Unit 152, 11782 River Road, Richmond , B.C. V6X 1Z7

(hereinafter called the " Tenant " or " Lesee")

THE OWNER AND TENANT(S) AGREE AS FOLLOWS:

1. The Owner, subject to the conditions hereinafter mentioned, hereby leases to the Tenant, who accepts this Lease and the said conditions, those office and warehouse premises described as Unit 152 located at 11782 River Road in the City of Richmond, British Columbia. The premises comprise approximately 2,500 sq. ft. net area (hereinafter referred to as the " Premises")

2. TERM: The term of this lease shall be for two years, commencing from 12.00 o'clock noon on the 1st day of December 2002 to 12.00 o'clock noon on the 30th day of November, 2004.

3.LEASE PAYMENT: The monthly lease payment for occupancy and use of the Premises shall be $ 600.00 (Six Hundred only) per month, exclusive of strata fees, property taxes and utilities, which shall also be the full responsibility of the Tenant. The monthly lease payment shall be due and payable, in advance, by the Tenant to the Owner at the Owner's office, set out above, on or before the first day of the month during the term of this Lease. If the monthly lease payment is made by cheque, the cheque shall be made payable to 543517 B.C. Ltd.

4. LIABILITY FOR LEASE PAYMENT: The Tenant shall pay a thirty dollar service fee if the monthly lease payment is not paid in full, on or before the due date, whether due to late payment or the Tenant's cheque being dishonored.

5. PARKING: The Owner also leases to the Tenant three parking space(s) Nos.160, 161 and 162. All Vehicles Must be driveable.They should not be stored in parking area. Vehicles found on the premises in non-working condition (flat tires, on jacks, supports or without tires) indicate stored condition. Expired license plates indicate stored condition. These vehicles are not permitted in parking areas. No tenant shall perform any repairs on any vehicle parked in parking areas. Washing of vehicles is not permitted. Vehicles not moved after 48 hours are subject to being towed away at owner's risk and expense.

6. FURNITURE: The owner also leases to the Tenant all office furniture, filing cabinets, microwave oven and refrigerator. This does not include any computers.

THIS LEASE IS MADE SUBJECT TO THE FOLLOWING TERMS AND CONDITIONS:

7. SECURITY DEPOSIT: The Tenant agrees to pay the Owner a Security deposit of $1200.00. This security deposit may be utilized by the owner in connection with the operation of the Premises and maybe applied by the Owner in such amount as is necessary to provide for:

   (a) Repairing any damage or loss to the Premises and its contents caused by the Tenant, other occupants of the Premises or any person allowed in the Premises by the Tenant. (Burns and other marks on the carpets, furniture and walls shall not be considered normal wear and tear.)

   (b) Cleaning the Premises (including professional cleaning of carpets), if the Tenant vacates leaving it in other than the same condition it was turned over to them. The Tenant is responsible for the amount of any damages or cleaning costs in excess of the security deposit. It is further agreed and understood that THE SECURITY DEPOSIT CANNOT BE APPLIED BY THE TENANT AGAINST LEASE PAYMENTS OWING TO THE OWNER DURING THE TENANCY but the owner may apply the security deposit against any monthly lease payments owing to the owner when the Tenant vacates.

8. LEGAL EXPENSES : The Tenant agrees to pay all lawyers fees and expenses of the owner incurred in enforcing any of the obligations of the Tenant under this lease.

9. REFUND: Subject to the foregoing, the security deposit, or the balance and statement of account, thereof shall be returned to the Tenant within 10 days after the Tenant has vacated the Premises and the end of the tenancy in accordance with B.C. Landlord Tenant Act. It is agreed that at the end of the tenancy any security deposit refundable to the Tenant shall be paid by the Owner to the Tenant. The Tenant shall leave a forwarding address in writing with the Owner.

10. TENANTS COVENANTS:

   a) that the Tenant will pay the rent when due.

   b) that the Tenant will not in any significant manner interfere with the rights of either the landlord or other tenants, the premises, the common areas or the property of which they form a part.

   c) that the Tenant will not perform illegal acts or carry on an illegal trade business or occupation in the premises, the common areas or the property of which they form a part.

   d) that the Tenant will not endanger persons or property in the premises, the common areas or the property which form a part.

   e) that the Tenant will not do or permit significant damage to the premises:, the common areas or the property of which they form a part for which the Owner will be the sole judge.

f) that the Tenant will maintain the premises and any property rented with it in a reasonably clean condition.

g) that the tenant will vacate the premises at the expiration or termination of the tenancy.

11.   TERMINATION ARISING OUT OF BREACH OF TENANT 'S COVENANT : If the Tenant's breach any of the above covenants, or any other conditions, of this "Lease" the Owner, at his option, may terminate this "Lease" by giving the Tenant written notice that the tenancy shall be terminated in 14 days after such notice is given; or such longer period as the Owner may in his discretion allow.

a) TERMINATION: Except as otherwise provided herein, the parties may terminate this Lease as follows:
(i) by the Owner, by a notice in writing, of intention to terminate, served on the Tenant six consecutive clear months before the termination date in the notice.
(ii) by the Tenant, by a notice in writing, of intention to terminate, served on the Owner six consecutive clear months before the termination date in the notice.

12.   ABANDONMENT : Should the Tenant abandon the premises before the termination of this Lease, such abandonment shall constitute repudiation by the Tenant of this Lease, which repudiation the Owner may either accept or refuse, at the Owner's option, and, in either case, obtain judgment for such Lease arrears and damages as the law permits.

13. OVERHOLDING TENANTS: In the event the Tenant shall remain in the Premises at the expiration or termination of the term, this Lease shall not be deemed to be renewed and the Tenant shall be deemed to be overholding on a day-to-day basis. In addition to any other remedy available to the Owner, the Tenant shall pay damages for use and occupation of the Premises equal to that payableunder Lease Payment, hereunder, when calculated on a daily basis. The Overholding
Tenant will also be liable for any damage suffered to the Incoming Tenant or damages suffered by Owner in respect to an Incoming Tenant.

14. WAIVER: The Tenant hereby waives and releases the Owner from any liability for damage or loss to any persons or Property which occurs in connection with the Premises and its facilities, the grounds and parking lot. The Owner shall not be responsible for any loss of Tenant's property in the premises or stored in the building. Tenants are responsible for insuring their property against loss from water, fire, theft, etc. The Owner is not responsible for damages, inconvenience or fumigation costs due to insect infestation.

15. OWNER AND TENANT ADDRESS : Any notice respecting this Lease must be given to the Owner, at the Owner's office In Vancouver B.C. (or such other address as the Owner may after this date designate), and to the Tenant at the Premises. The Tenant agrees that any notice will only be effective upon the DATE OF ACTUAL RECEIPT at the Owner's rental office regardless of when mailed or sent by the Tenants.

16. MAINTENANCE COSTS: The Tenant shall be responsible for the cost of repairing plugged toilets, sinks and drains and for the cost of replacing all windows broken by Tenant or their guests. The Tenant shall be responsible for replacing light bulbs and fluorescent tubes in their Premises. The Tenant shall be responsible for damage caused by windows and doors being left open in inclement weather, including costs of repairing

frozen pipes as well as repair and cleaning costs for damages caused by such broken pipes.

17. AID IN MAINTENANCE **:** The Tenant shall cooperate with the Owner in the care and maintenance of the Premises and Promptly report to the Owner any accident, break or defect in the water, heating or electrical systems of the Premises and its equipment generally, including smoke detectors.

18. INSPECTION: The Owner may, at any reasonable time, enter the Premises to make inspections, repairs or anytime in case of emergency. During the last month of the Lease, the Owner shall have the right to show the Premises to prospective Tenants. Such entry shall be made in accordance with the Landlord and Tenant Act.

19.   UTILITIES: The Tenant shall be responsible for all charges for telephone and electricity not provided by the Owner.

20. CONDONING OF BREACH: Waiver by the Owner of any breach of any condition or rule committed by the Tenant herein shall not be construed as, a waiver of the Owner's right to exercise his option to give notice in respect of any subsequent breach of the same or other condition by the Tenant.

21.   BREACH OF RULES: Any alleged infringement of a condition of this Lease brought to the notice of the Owner will be promptly investigated and his decision will govern.

RULES GOVERNING TENANT'S COVENANTS: Where, in the Owners opinion, the Tenant unnecessarily breaches any of the following rules such breach shall be deemed to be a substantial breach of the TENANT'S COVENANTS (ARTICLE 10) herein and the Owner shall have the remedies outlined in Article 11(a) hereof. The Rules are:

A. COMBUSTIBLES: No stores of any combustible or offensive goods, provisions or material shall be kept by the Tenant in the Premises.

B. GARBAGE: All refuse shall be securely wrapped and tied before being placed in garbage cans.

C. HALLS: The hallways, passages and stairs of the Premises shall be used for no purpose, other than going to and from the Premises. Tenant shall not in any way encumber with boxes or otherwise place or leave rubbish in the area used in common with other tenants. In accordance with Fire Regulations, halls must be kept free of all rubbers, mats, etc. and fire fighting equipment must not be interfered with.

D. ALTERATIONS: No structur al alterations, painting, papering or redecorating shall be done by Tenant, without the written consent of the Owner.

E. WALLS: Tenant shall not drive nails, screws, hooks, etc., into or otherwise mutilate the walls, floors, ceiling or woodwork of the Premises.

F.   No additional locks shall be placed upon any doors of the Premises, without the written consent at the Owner

G. WATER: The water shall not be left running unless in actual use.

H. ANIMALS No pets or animals of any sort shall be allowed or kept in or about me Premises.

I. WIRING: No wires for electric lights, television or radio connections, or otherwise, are to be introduced; nor the position of any existing wires altered.

J. SUBLET OR ASSIGN: The Tenant will not sublet, assign or re-lease the Premises without the consent of the management.   Permission to sublet or assign shall not be unreasonably withheld:

K. RESIDENTIAL DWELLING: The Tenant will not at any time use the Premises as a residential dwelling.

L. SMOKE DETECTORS: The maintenance of smoke detectors supplied by the Owner is the sole responsibility of the Tenant. The Tenants acknowledge that smoke detectors are manufactured by third parties and therefore agrees that the Owner shall not be liable for any loss caused by the malfunction of a smoke detector. The Tenant will regularly test and inspect the smoke detectors.

M. OTHER RULES: The Tenant will obey any rules posted regarding the use and care of the building , parking lot and other facilities that are provided for the use of the tenants.

22. LEASE RENEWAL OPTION: The Tenant has the option to renew this Lease, upon its expiry, for another period of two years thereof, subject to the Tenant's and Owner's mutual negotiation and agreement of the new monthly lease cost. All other terms and conditions of this Lease Agreement shall remain the same.

23. This document is of no effect ubtil signed by both the Owner and Tenant and a fully signed copy is delivered to the Tenant.

IN WITNESS WHEROF the parties have executed this Agreement, this 25th day of November 2002.

OWNER: TENANT:
543517 B.C. Ltd.   SINO PHARMACEUTICALS CORPORATION

By: /s/   By: /s/
Shabnam Aziz   Mahmoud S. Aziz, President

Exhibit 21

List of Subsidiaries:

Sino Pharmaceuticals Corporation, a British Columbia, Canada, corporation.

Exhibit 23.1

Included within Exhibit 5.1 (Opinion of Counsel).

Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated August 27, 2004 accompanying the financial statements of SinoPharm, Inc. which is included in this Form SB-2/A registration statement. We consent to the incorporation by reference in the registration statement of the aforementioned reports.

Deleted:

Deleted: aceuticals Corporation

/s/ Robison Hill & Company
Robison Hill & Company
Certified Public Accountants
Salt Lake City, Utah
October 20, 2004

Deleted: August 27

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Validation of Phase IV studies and viral screening for TDA8388

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38,000

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38,000

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38,000

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38,000

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38,000

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50,000

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50,000

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50,000

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50,000

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20,000

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50,000

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50,000

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30,000

25,000

15,000

Preparation of and filing of DMF for sinogen generic

100,000

100,000

100,000

100,000

--

Preparation and filing of ANDA for sinogen generic

150,000

150,000

150,000

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--

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40,000

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40,000

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40,000

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40,000

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--

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100,000

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100,000

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100,000

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100,000

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--